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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☒ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Thirty Three Threads, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

August 10, 2004

Physical Address of Issuer:

1330 Park Center Drive, Vista, California 92081

Website of Issuer:

https://www.thirtythreethreads.com

Current Number of Employees:

54 full-time employees

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$16,016,645	$15,310,159
Cash & Cash Equivalents	$310,559	$1,314,260
Accounts Receivable	$2,277,128	$1,785,658
Current Liabilities	$10,299,618	$8,926,125
Long-term Debt	$2,701,762	$4,876,585
Revenues/Sales	$31,040,054	$23,369,002
Cost of Goods Sold	$10,471,767	$8,448,246
Taxes Paid	$21,637	$0
Net Income/(Net Loss)	$(147,922)	$(1,324,296)

October 31, 2023



THIRTY THREE THREADS, INC.

_____

Form C-AR/A

This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR/A") is being furnished by Thirty Three Threads, Inc. ("Thirty Three Threads," "the Company," "we," or "us" or), a corporation formed under the laws of the State of California, for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC") and provides non-material amendments to the Form C-AR filed with the SEC on October 30, 2023.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.thirtythreethreads.com/investor-relations/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is October 31, 2023

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide any information different from that contained in this Form C-AR/A. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

The Company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act"), is filing this annual report pursuant to Rule 202 (17 CFR 227.202) of Regulation Crowdfunding for the fiscal year ended June 30, 2023. A copy of this report may be found on the Company's website at https://www.thirtythreethreads.com/investor-relations/

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure: The Company is not subject to any "bad actor" disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR/A to be signed on its behalf by the duly authorized undersigned.

The Company also certifies that the attached financial statements are true and complete in all material respects.

/s/ Barry Buchholtz
(Signature)

Barry Buchholtz
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

Barry Buchholtz
_____
(Name)

Chief Executive Officer / Director
_____
(Title)

October 31, 2023
_____
(Date)

Christopher Dunn

_____
(Signature)

Christopher Dunn
_____
(Name)

Chief Financial Officer
_____
(Title)

October 31, 2023
_____
(Date)



Dear Shareholders,

I am pleased to present our annual report for Fiscal Year 2023, which has marked a significant recovery year for Thirty Three Threads. We are excited to share the substantial progress and improvements achieved in various aspects of our business.

Revenue Growth: Our total revenue surged by an impressive 32.83% to reach thirty-one million dollars. We are particularly proud of the growth seen in various distribution channels:
- Our domestic wholesale business displayed remarkable growth, with a 53% increase.
- Ecommerce channel revenue expanded by 10%.
- International channels also witnessed a substantial 27% growth.

Revenue Per Door: We are thrilled to report that our internal gauge of growth within existing accounts, known as "revenue per door," demonstrated significant improvement.

Gross Margins: Gross margins improved by 3.7% as a percentage of sales, indicating enhanced profitability.

EBITDA: Earnings before interest, taxes, depreciation and amortization ("EBITDA") showed significant progress, improving by 166.1% or $2,125,689, from an EBITDA loss of $1,279,776 for the fiscal year ending June 30, 2023 to a positive EBITDA of $845,913 for the fiscal year ending June 30, 2023.

Net Income: Net Income (loss) improved 88.7% or $1,164,515, from a loss of $1,312,437 for the fiscal year ending June 30, 2022, to a net loss of $147,922 for the fiscal year ending June 30, 2023.

While we made substantial progress in fiscal 2023, we have a long way to go. As we move forward, we remain committed to improving profitability, accelerating our growth, and expanding our business in key areas:
- **Distribution Channels:** While we anticipate continued growth in our domestic wholesale revenue, we also aim to accelerate our ecommerce and international channel expansion.

- **Product Portfolio:** While grip socks remain a significant portion of our business, and an important part of our heritage, with distribution in 87% of our total doors, we want to continue to diversify our business into other product categories. We see substantial growth opportunities for our apparel and bags, which are currently distributed in 41% and 15% of our global distribution network, respectively. Both of these product segments have garnered strong customer acceptance, and we expect continued growth in these areas.

- **Operational Efficiency:** We have made notable progress in becoming more operationally efficient, with operating expenses decreasing as a percentage of sales from 70.3% in fiscal 2022 to 64.8%. Our commitment to reducing operating expenses will continue through efficiency improvements in our systems, warehousing functions, reduced labor costs, and strict budget controls.

- **Future Growth:** We have significant plans for growth in the coming years, including expanding our current product offering and brands, increasing our real estate within our wholesale accounts, expanding the type of distribution in which we focus, improving brand recognition for our apparel and bags, and launching new growth initiatives internationally.

- **Capital Structure:** We are actively working on improving our capital structure through a Regulation D capital raise and seeking representation by an investment banking firm to locate private equity.

We are excited about the opportunities that lie ahead and are committed to delivering continued growth and value to our shareholders. We sincerely thank you for your ongoing support and trust in Thirty Three Threads.

Sincerely,



Barry Buchholtz
Chief Executive Officer

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

October 31, 2023



THIRTY THREE THREADS, INC.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR/A ("Form C-AR") and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A *("Annual Report") and* Exhibit B *("Financials") therein.*

THE COMPANY AND ITS BUSINESS

Thirty Three Threads, Inc. ("Thirty Three Threads," "the Company," "we," or "us" or), is a corporation formed under the laws of the State of California, It was founded by Joe Patterson, our Chairman of the Board, in 2004 as ToeSox, Inc.

The Company changed its name to Thirty Three Threads, Inc. to broaden its market identification when it acquired the assets of the sock brand, TAVI (FKA Tavi Noir) in September 2015. In January 2018, the Company created an additional sock brand, originally targeted towards male consumers, called "Base 33." In January 2022, the Company acquired the assets of Vooray International, Inc., an athletic bag and accessory brand ("Vooray").

Thirty Three Threads designs, develops, obtains production, and distributes athleisure apparel, socks, gloves, bags, and other accessories under the brands ToeSox, TAVI, Base33, and Vooray. The Company primarily sells its products to fitness studios, retailers, and distributors who sell directly or indirectly to consumers. Net revenues reached $31,040,054 and $23,369,002 for the fiscal years ended June 30, 2023 and 2022, respectively. Net income (loss) after taxes were $(147,922) and $(1,324,396) for the fiscal years ended June 30, 2023 and 2022, respectively.

As discussed further below, COVID-19 has had an impact on our business which resulted in adverse effects on the Company's revenue and income.

Our principal executive offices are located at 1330 Park Center Drive, Vista, California 92081. Our telephone number at that location is (760) 734-6920. We have a European subsidiary, Thirty Three Threads, AG (Business Identification Number CHE-375.803.384, formed on August 13, 2020), located at Piazza Indipendenza 3, Lugano, 6901 Switzerland and the subsidiary will distribute our products throughout the European, Middle East, and African ("EMEA") region and remit royalties to the Company. We have one third-party logistics warehouse facility in Tijuana, Mexico, and also have plans to open a sales, service, and accounting office in Tijuana, Mexico. Our website addresses are www.33threads.com, www.toesox.com, www.taviactive.com, www.base33.com, and www.vooray.com. Information on our websites are not a part of this Report.

On November 6, 2020, the Company's board of directors passed a resolution to reincorporate the Company in Delaware, which the Company expects to accomplish in fiscal year 2024 or 2025.

The Company and Its Products

The name "Thirty Three Threads" references the 33rd parallel, where San Diego is located. Our name echoes the spirit of the active lifestyle this area is so well known for. San Diego is our home, and it is here that our story and collection of specialty brands come to life. Our brands – ToeSox, TAVI, Base33, and Vooray – create products inspired by movement. Our products support each customer's activity and style from sunrise to sunset, and our values are anchored in long-lasting premium quality, innovation and creativity.

Each of the four Thirty Three Threads brands offers multiple product categories. ToeSox offers grip and sport socks, as well as accessories such as gloves and leg warmers. TAVI offers grip, sport, and casual socks, as well as a line of women's apparel. Base 33 is our men's line of grip and sport socks and gloves. Vooray offers a wide variety of gym, sport, studio, leisure, and travel bags for both men and women that are geared towards a fashion-forward consumer who seeks a high-quality bag with innovative designs.

Our apparel is marketed as premium performance wear for the women's athleisure market. Our sock products are marketed not only as equipment for barefoot fitness, but also as premium fashion and lifestyle products. When consumers use a Thirty Three Threads product, they're not just participating in the Thirty Three Threads lifestyle, they are treating themselves to a premium fashion product with the highest standards of quality and workmanship.

Joe Patterson, who serves as Chairman of the Company's board of directors, founded Thirty Three Threads in August of 2004. Joe has deep experience in developing new and innovative technical sock products. These include numerous products that have both utility and design patents, placing Thirty Three Threads in the sock, athleisure, and apparel markets with defensible intellectual property. In 2013, Barry Buchholtz joined the Company as a Board Member and President to accelerate the overall growth of the Company. In December of 2021, the Company's board of directors appointed Mr. Buchholtz as Chief Executive Officer.

In 2019, the Company launched its line of TAVI activewear apparel, which utilized our extensive distribution network and brand recognition to enter the apparel market. Our efforts to enter the apparel market have been successful with nearly 20% of our revenue coming from the apparel product line during fiscal 2022.

In 2022, we acquired Vooray in order to expand our offering of fitness accessories to our customers and also enter the "gym bag" market. Vooray specializes in creating premium athletic bags for the fitness-minded consumer.

Through the combination of ToeSox, TAVI, Base33, and Vooray, Thirty Three Threads has created a multi brand and multi product supplier to the fitness, health and wellness markets, offering a complete athleisure solution with premium products and designs. This has allowed us to expand our distribution in studios, gyms, department stores, sporting goods, and increase our revenue generated by direct e-commerce sales.

Our Products and Innovation

Our products are designed not only for fitness use, but as daily lifestyle products. They transition easily from a studio session or a trail run to day-to-day life. We keep innovative design and quality top-of-mind, and produce premium products that feature unique fabrics, designs, and colors. All our products deliver the highest quality, fit, and performance. We know that product details play an extremely important role in consumer buying decisions, so we pay considerable attention to even the smallest of details throughout the development process. This attention to detail and our innovative fabrication techniques differentiate our products from our competitors. We believe the significant experience of our design and development teams greatly enhances our ability to capture market share and maintain consumer loyalty.

When it comes to brand and product input, we place high value on the feedback and ideas that come from our own customers, ambassadors, and influencers who are involved in Pilates, barre, yoga, and other athletic pursuits. Our connection with these markets continues to be the inspiration for our product and brands and plays a big role in our reputation for distinct and authentic marketing and products. We sell to distributors and retailers at price points ranging from $12 to $150, which puts our products at a mid-range price in our market.

The following outlines our current product offerings:

ToeSox
- Grip socks
- Sport socks
- Leg Warmers
- Grip Gloves

TAVI
- Grip socks
- Sport socks
- Casual socks
- Grip Gloves
- Women's activewear apparel

Base33
- Grip socks
- Grip gloves
- Sport socks

Vooray
- Gym bags
- Duffel bags
- Weekender bags
- Tote bags
- Belt bags
- Fanny packs
- Backpacks
- Yoga mat bags

While we have excellent penetration for our grip socks throughout our distribution network, with 87% of our customers selling our grip socks as of June 30th, 2023. We have substantial growth opportunities with our apparel and bag products with distribution in only 41% and 15% of our distribution respectively.



Employees

Thirty Three Threads, including its Swiss subsidiary, currently has 54 full-time employees and approximately 5 independent contractors that work exclusively for us in the United States. We have 11 contractors that work exclusively for us in China as our Quality Control ("QC"), development, and logistics team. In Mexico, we have 10 full-time contractors who work through an independent employment agency, and approximately 25 contractors that work exclusively for us in our warehouse through a third-party warehouse provider.

Intellectual Property

Thirty Three Threads boasts a defensible and robust intellectual property portfolio which includes 89 active trademarks (83 registered and 6 pending) in 28 countries and 50 active patents (50 issued and 0 pending) in 9 countries. We believe the Company's intellectual property make it difficult for our competitors to sell comparable sock products, giving Thirty Three Threads a competitive advantage by creating significant barriers to entry. Historically, Thirty Three Threads has vigorously defended its intellectual property, and we believe we have been able to keep other companies from selling competitive sock products.

Litigation

The Company has filed a lawsuit against Pacific Manufacturing LLC in federal court in San Diego for patent infringement, trade dress infringement, and false designation of origin for sale of copies of the Company's proprietary sock design; Pacific has filed the usual counterclaim alleging invalidity of the patents. The case is set for an early mandatory settlement conference in December 2023. The company has also sued Pacific, as well as distributors The Sticky Studio Sock LLC dba Lucky Honey, Arabesk, Inc., and The Great Feet LLC dba Great Soles, in state court in San Diego for interference with contract, on account of their sales and attempted sales of sock products to franchisees of Xponential Fitness, LLC, with whom the Company has an exclusive sales agreement; service of process is either completed or awaiting completion against the four defendants.

Manufacturing and Quality Assurance

We currently require minimal investment in machinery or property because we have created alliances with independent manufacturers of raw material and finished goods that are located in China. These long-standing relationships enable us to maintain low product development and production costs and capitalize on a shorter product-to-market cycle. We maintain a staff of Quality Assurance and Quality Control technicians on-site every day at each factory in our effort to ensure the highest level of quality in all of our products. In addition to our on-site quality control staff, our vendor agreements require our vendors to comply with manufacturing and quality assurance standards and provide warranties for any products that do not meet such standards.

Due to continued supply chain issues, port congestion, and other related issues, we have experienced some delays in sourcing our raw materials and product components, and meeting final product deliveries. Additionally, we have experienced some raw material shortages, primarily with organic cotton. We are working on various methods of mitigating the risks associated with these supply chain delays, however these delays may impact our revenue and net income in future periods.

The Company's Corporate and Distribution Facilities

Our corporate headquarters is approximately 16,000 square feet and is located in Vista, California. Our distribution center is in Tijuana, Mexico, using a third-party logistics company. We also lease office space in Haining, China. Additionally, the Company has plans to open a sales, service, and accounting office in Tijuana, Mexico.

Distribution to Franchisors and Wholesalers

Thirty Three Threads distributes its products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, department stores, on-line retailers, natural grocery, footwear specialty, and sporting goods, as well as others. As of June 30, 2023, Thirty Three Threads products were sold in approximately 7,500 locations, in approximately 64 countries and territories worldwide. The Company has developed exclusive sock distribution agreements with several large chains in the studio fitness market in approximately 2,900 locations in the United States. Management believes Thirty Three Threads is the only company that has exclusive distribution agreements with these studio fitness accounts. Because of its distinctive boutique studio distribution channel, the Company has been able to respond quickly to changing buying patterns as more consumers shift away from traditional brick and mortar locations (*e.g.*, retail malls) to apparel boutique and fitness boutique-type retail shops. For more information, please see "**THE COMPANY AND ITS BUSINESS** – **Sales and Distribution**," below.
Costs of importing goods and distribution to our customers has risen substantially due to increases primarily in freight costs. We are working on methods to mitigate these costs but these costs may impact our net income in future periods.

Sales and Distribution

Our distribution strategy is based on our belief that the integrity and success of our brand is dependent on responsible growth, capturing the interest of our target consumer, and ease of purchase within our distribution network. We distribute our products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities, including fitness boutiques, gyms, department stores, on-line retailers, fashion/lifestyle boutiques, footwear specialty, sporting goods, resorts, cruise lines, natural grocery, footwear specialty, and sporting goods, to name several. Additionally, we intend to expand our e-commerce sales through Amazon.com, Inc. and our direct-to-consumer web sites.

We have seen significant sales growth by distribution channel from fiscal year ending June 30, 2022 to fiscal year ending June 30, 2023 as shown in the chart below.



We request that our retailers maintain specific standards of brand representation at the point of sale, including minimum inventory levels and point of purchase branding.
Our distributors must comply with distribution contracts outlining the terms and conditions of the distribution, resale, and marketing of our products. Distributors also must agree not to resell or divert products through unauthorized channels of distribution or outside of their geographic distribution area.

We understand that our retail partners represent the link between our brand and the consumer; therefore, we have and will continue to focus on building relationships with these retailers, their retail sales staff, and our distributors. Our continued efforts building these relationships with our partners has increased our average dollar sales by door from $2,661 per door for fiscal year ending June 30, 2022 to $3,766 per door for fiscal year ending June 30, 2023, a 41.5% increase per door as shown in the chart below.



Our retail marketing and sales support teams will ensure that our sales representatives and retail partners have the tools, knowledge, and support to sell our products. We provide displays, point of purchase materials, sampling, in-store promotions, and other sales support materials that assist in both selling products and building relationships with our retail partners.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office
Executive Team:		
Barry Buchholtz	Chief Executive Officer*	December 2021
Chris Dunn	Chief Financial Officer	March 2023
Kaila Harter	Vice President, General Counsel, and Secretary	October 2021
Matt Weaber	Vice President of Sales	January 2016
Valerie Hudson	Vice President of Product	February 2019
Directors:		
Joe Patterson	Chairman	January 2004
Barry Buchholtz	Director	January 2012
Kurt Hanson	Compensation Chair	September 2022

* Barry Buchholtz joined the Company in January 2012 as the President and Secretary, in December 2021 he assumed the role of Chief Executive Officer. Kaila Harter was appointed as the Company's Secretary by the Board of Directors in September 2022.

Board of Directors

Joe Patterson, Chairman of the Board

In 2004, Joe and his wife, Christina, founded the Company in their garage and began to develop the ToeSox brand, its product and essentially created the fitness grip-sock industry. Joe led the Company as CEO until November 2019, during which time the Company became one of the leaders in the grip sock industry with numerous patents and technologies that he personally developed. Joe currently provides company oversight as Chairman of the Board. Joe started his career as a sales rep for GAF, the largest manufacturer of Roofing technology in the US with over $3 Billion in annual revenue. Joe held the position of Regional Sales Manager for 7 years. Joe received his Bachelor of Sciences degree in Biology from San Diego State University in 1994.

Kurt Hanson, Director and Chair of Compensation Committee

Kurt Hanson is a creative business consultant with executive management, business development, leisure services and financial industry experience. A bilingual expert in consulting for businesses forming partnerships with Japanese and American corporations and individuals. Successful and experienced COO and Advisor in the wealth management, financial services and insurance industries. Kurt has been the managing Director of Black Oak Capital since January of 2022. Prior to that, Kurt was Director of Business Development for Cornerstone Wealth Management. Additionally, Kurt has been an Adjunct Professor at University of Nevada, Las Vegas, for the past three years.

Executive Officers/Directors

Barry Buchholtz, CEO and Director

Barry Buchholtz was Director of Operations at Kaypro Corp, the 4th largest computer manufacturer in the world, during the late 1980's. Barry managed the restructuring of manufacturing, oversaw operations as well as the European subsidiary in Maastricht, Germany. He then became Chief Operations Officer for Professional Technologies, a Los Angeles based PC manufacturer with over $100 million in annual revenue. In 1992, Barry joined Wisconsin-based Vision Technologies, LLC, a division of BTC, a public company listed on the Taiwan exchange, as its Chief Operations Officer. In 1997, Barry moved back to California and joined Spy Optic, Inc. as its President and later the CEO. Spy was a leader in the eyewear industry and went public on the Nasdaq exchange in 2004. In 2008, Barry joined Chrome Hearts Eyewear, the global leader in luxury eyewear, as its General Manager for its European operations. In 2011 Barry moved back to the US and later joined ToeSox Inc. in 2012, and served as its President and CFO, and currently serves as its Chief Executive Officer. Barry has an employment agreement with the Company with both base salary and bonus based on achieving revenue and earnings targets. If Barry is terminated without cause, then the Company must repurchase his Shares in the Company.

Chris Dunn, Chief Financial Officer

Chris Dunn was Chief Financial Officer of Covad Communications, a leading competitive local exchange carrier listed on the American Stock Exchange from 2005 to 2008 where he led a $50 million improvement in EBITDA for the $500 million annual revenue company. Chris also led the acquisition of GoBeam and Nextweb as well as a $50 million strategic investment from Earthlink. From 2008 to 2016, Chris was the CEO of two action sports brands, Surftech and SUP ATX, where he restructured and managed their growth through the sale of both companies. Chris played pivotal roles in finance, operations, and IT at Beachly Brands from 2020 to 2022, driving double-digit year-over-year growth as an Inc 500 fastest growing private company for three consecutive years. He holds a Bachelor of Science degree in Economics and Finance from Elmhurst College (1993) and currently serves on the Board of Directors of AgColo, a SaaS and IoT company.

Kaila Harter, Vice President and General Counsel and Secretary

Kaila Harter is a California licensed attorney with experience in mergers and acquisitions, business disputes, antitrust regulations, and intellectual property. Kaila joined Thirty Three Threads in 2021 as Vice President and General Counsel. Kaila handles all general legal matters for the Company, oversees and drives the acquisitions and integrations, and works with investors and potential business partners on capital raises and investment opportunities. Prior to joining Thirty Three Threads, Kaila worked as an associate attorney at the large, multinational law firms of Morrison & Foerster (November 2018 – May 2021) and Davis Wright Tremaine (May 2021 – November 2021), and worked as an integral part of the T-Mobile and Sprint merger as well as serving as litigation counsel on a range of commercial and intellectual property disputes. Kaila also served as a judicial extern to the Honorable Cynthia Bashant, U.S. District Court for the Southern District of California, and graduated Marine Corps Officer Candidate School. Kaila earned a bachelor's degree, *magna cum laude*, in Political Science from the University of California, San Diego, and earned a Juris Doctorate degree from UCLA School of Law. Kaila has an employment agreement with the Company with both base salary and bonus based on achieving revenue, earnings, and acquisition targets.

Matt Weaber, Vice President of Sales

Matt Weaber joined Thirty Three Threads in 2016 and is currently the Vice President of Sales. Matt works closely with the CEO to drive domestic sales, and optimize wholesale distribution and expansion into adjacent markets. Matt was the Global Director of Sales at prAna, when the company's global wholesale business grew from $3M to greater than $85M. During this time, Matt also consulted with brands in industries including outdoor, sporting goods, active apparel, and home goods. This work was primarily focused on sales strategy, organizational go-to-market plans, team structure, online strategy, and omni-channel optimization. Matt has also acted as an advisor to buying groups such as Grassroots Outdoor Alliance. Matt earned a bachelor's degree in Business Management in 2001. Matt has an at will employment agreement with the Company with both base salary and bonus based on achieving revenue targets.

Valerie Hudson, Vice President of Product

Valerie is a preeminent merchandising expert with 20+ years of experience and has held leadership roles at globally-recognized brands such as Lululemon, Nike, and Oakley. With a demonstrated track record of growing category businesses, she has taken multiple collections from the idea stage through to successful international launches. Her specialties include merchandising, allocation, planning, buying, strategic growth, and product development. She is passionate about bringing teams together and identifying new opportunities within the market. Prior to joining Thirty Three Threads in 2019 as Vice President of Product, Valerie was the VP of Product & Merchandising for Pure Barre. Valerie temporarily left Thirty Three Threads in February 2021 to work at Apparel Help Desk as President until March 2022 when Valerie resumed her role at Thirty Three Threads. Valerie holds an MBA from Loyola University with a double concentration in International Marketing & Finance. Valerie is an at will employee with the Company with both base salary and bonus based on achieving revenue and product specific targets.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On January 1, 2020, Joe Patterson, our founder and Chairman of the Board, entered into a loan agreement with the Company in the amount of $201,040. The loan carries an interest rate of 5.0% per annum. The full balance due December 31, 2022. The balance of the loan as of June 30, 2022 is $113,826. See Note 7 to the Financial Statements.

On January 1, 2020, Franklin Slade Holdings entered into a loan agreement with the Company in the amount of $50,260. The loan carries an interest rate of 5.0% per annum. The full balance is due by December 31, 2022. The balance of the loan as of June 30, 2022 is $32,506. See Note 7 to the Financial Statements. Barry Buchholtz, the Company's CEO and Director, is a Principal of Franklin Slade Holdings, which is a business consulting business.

In connection with Mr. Buchholtz's employment agreement, the Company sold Mr. Buchholtz a 20% interest in the Company, through the sale of 25 shares (on a pre-split basis) of common stock at a price of $12,496 per share or $312,400 total. The sale was funded by the proceeds of a Secured Promissory Note under which Mr. Buchholtz borrowed from the Company to pay the purchase price for his shares, $312,400, at 0.95% compounded annually with a maturity date of January 1, 2085. In December of 2016, an additional 345,000 shares of common stock were sold to Mr. Buchholtz at $0.5294 per share (on a post-split basis) for a total of $182,643. This amount was added to the Secured Promissory Note for a total amount due of $412,811 as of June 30, 2022. The Note is secured by the shares of common stock purchased under the agreement and Mr. Buchholtz makes a monthly payment of $500 until paid in full. See also Note 12 to the Financial Statements.

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The SEC requires Thirty Three Threads to identify risks that are specific to its business and its financial condition. Thirty Three Threads is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, micro-cap companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest

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Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our financial statements were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. For the fiscal year ended June 30, 2023, we had net loss after taxes of $(147,922) compared to a net loss of $1,324,296 for the year ended June 30, 2022. We used cash of $311,621 and $1,417,913 in operating activities for the year ended June 30, 2023 and June 30, 2022, respectively. Our current cash position may not be sufficient for our daily operations, although management expects additional funding through private investors and cash resources available through existing shareholders to contribute to our capital needs. We also have a line of credit that allows the Company to borrow up to $4,000,000. Our balance under this line of credit was $1,831,918 as of June 30, 2023. Our ability to continue as a going concern depends on our ability to implement our business plan, generate sufficient revenue, and our ability to raise additional funds through public and/or private offerings.

Risks Related to the Company's Business and Industry

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services and materials with respect to customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if individuals and entities to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service or materials.

All our assets are pledged as collateral to our lenders.

We have a credit facility with Celtic Bank with a maximum loan amount of $4,000,000 that is secured by substantially all the assets of the Company. As of June 30, 2023, the balance of this loan was $1,831,918 and we are in compliance with the covenants. Additionally, we have a secured promissory note with Finance Group Corporation that is secured by a third priority interest. Finance Group Corporation is owned by several of the members of senior management of the Company. For details, see "Indebtedness." As of June 30, 2023, the balance of this loan was $ 681,906. The Company also has a secured promissory note with Lloyd & Leo, Inc. (FKA Vooray International, Inc.) for $2,873,351, as of June 30, 2023, for the purchase of select assets of Vooray International, Inc. (the "Vooray Promissory

Note") which is secured by a third priority interest. In response to COVID-19, the Company received an Emergency Injury Disaster Loan from the Small Business Administration (the "SBA") through Comerica Bank in the amount of $143,474 (the "EIDL"). As of June 30, 2023, the Company is also liable for a $119,650 loan from Joe Patterson and $34,169 from Franklin Slade Holdings, LLC, which is controlled by our CEO Barry Buchholtz. Due to the secured priority interests granted to Celtic Bank, Finance Group Corporation and Vooray, and due to the terms of the EIDL and our other debt held by Joe Patterson and Franklin Slade Holdings, LLC, these debts would be paid prior to holders of the Company's Capital Stock receiving anything in the event the Company were to cease operations and be liquidated for any reason. For details regarding the Company's debt, see "Management's Discussion and Analysis – Liquidity and Capital Resources" and "Indebtedness."

We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

As of June 30, 2023, we had $5,684,468 of outstanding indebtedness to Celtic Bank, SBA, Finance Group Corporation, Joe Patterson, Franklin Slade Holdings, and Lloyd & Leo, Inc. as listed above (see above). Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;
- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;
- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

For a complete description of our debt, see "Indebtedness," below. We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In addition, the recent worldwide economic slowdown makes it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

While we had a net loss of $147,922 for the fiscal year ending June 30, 2023. However primarily due to COVID-19, for the years ending June 30, 2022 and 2021, we experienced a net operating loss and cannot assure you that we will achieve or maintain profitable operations.

We had a net loss of $147,922 for fiscal year ending June 30, 2023 and incurred net losses of $1,323,781 and for the fiscal year ending June 30, 2022. We cannot assure you that we will achieve sustainable operating profits or even be able to service our debt or refinance our obligations as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Common Stock to decline, resulting in a significant or complete loss of your investment.

Any interruption or termination of our relationships with our manufacturers could harm our business, including the impact of post-COVID-19 economy, and the imposition of tariffs by the United States government on Chinese goods.

All of our products are manufactured by independent manufacturers located in China. We do not have long-term agreements with any of our independent manufacturers. Some of the challenges we may experience with our manufacturers include insufficient production capacity, errors in making products to our specifications, inability to obtain sufficient raw materials, poor quality control, failure to meet production deadlines, increases in manufacturing costs and failures to properly use our intellectual property. If our relationship with any of our independent manufacturers is interrupted or terminated, whether by us or by them, we would need to locate alternative manufacturing sources. Establishing new manufacturing relationships involves numerous uncertainties, and we may not be able to obtain alternative manufacturing sources on a timely basis or on satisfactory terms. If we were required to replace any of our major manufacturers, we would likely experience increased costs, substantial disruptions in the manufacture and shipment of our products, and a loss of sales. COVID-19 could have a similar impact if any of our suppliers or manufacturers are required to shut down, suspend manufacturing, or otherwise discontinue operations due to COVID-19 and Government restrictions. We produce all of our products in China, and we are required to pay federal tariffs to the US government because our products are foreign-made goods. We currently pay federal duties ranging from 13% - 35% on our goods and tariffs up to 15%. The federal government has the ability to increase these tariffs. If additional tariffs are imposed, our margins and earnings may be negatively affected. We cannot predict the nature of future tariffs or changes in duty rates. As of June 30, 2023, we are not aware of any additional duties or tariffs that are pending, but tariffs can be changed without notice to us.

We must be able to continue to procure raw materials on commercially reasonable terms and receive timely deliveries from our manufacturers to sell our products profitably.

Our ability to sell our products is dependent upon the availability of raw materials used in our products and timely deliveries of products from our independent manufacturers. We may experience shortages of raw materials, such an organic cotton, and resulting delays in deliveries of our products by our independent manufacturers. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a timely manner and could cause us to miss the delivery requirements of our customers, which may result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our net sales and results of operations. Due to COVID-19, electricity rationing by the Chinese government, and port congestion we have experienced delays in obtaining raw materials, primarily organic cotton. We are working on various methods of mitigating the risks associated with these supply chain delays, however these delays may impact our revenue and net income in future periods.

The long term impact of COVID-19, the potential of recession, global currency fluctuations, global inflation, rising interest rates, and other economic uncertainties will have an impact on our business.

Changes in economic conditions, including inflation, rising interest rates, lower consumer confidence, volatile equity capital markets, ongoing supply chain disruptions, and the impacts of the war in Ukraine have affected and may continue to affect our business, revenues, and earnings adversely.

Global inflation rates have increased and may continue to rise. Our suppliers may raise prices that we may not be able to pass on to our customers. This may adversely affect our business, including our competitive position, market share, revenues and profit margins in material ways.

Rising interest rates may reduce our access to debt capital, which may adversely affect our future business plans and expected growth. The rising interest rates have also increased the cost of our short-term variable rate borrowings, which will reduce our earnings.

Volatility in equity capital markets may adversely affect the market prices of our common shares and/or our ability to raise funds through the sale of shares. This may materially and adversely affect our ability to fund our business through public or private sales of equity securities and the retentive power of our equity compensation plans, which we rely on, in part, to retain key executives and employees.

The ongoing war in Ukraine has had a broad range of adverse impacts on global business and financial market conditions, some of which have had and are likely to continue to have adverse impacts on our business. These include a direct impact to revenue derived from the EMEA markets due to the economic impact of energy availability and prices, inflation, and a lack of natural resources. If the war continues, it could impact the long term revenue from the EMEA markets.

The COVID-19 pandemic continues to affect many businesses, including ours. Among these impacts are ongoing personnel absences and the effectiveness of return-to-office transition plans. If we are unable to manage these absences and our return-to-office transition, we may experience short-term and/or long-term impacts on our business and business growth that could be material and adverse.

Our top ten distribution and customer agreements represent approximately 15% of our net revenues for the fiscal year ending June 30, 2023, our prospects could be negatively impacted if our sales to our largest customers should decrease.

Our top ten distribution and customer agreements constitute approximately 15% of our total revenue. These agreements consist of both international distribution and domestic franchise accounts, in which the agreements allow us to sell our products to the franchisees of various fitness chains. We regularly renew these agreements. The loss of, or any decrease in sales, under these agreements would have a negative impact on our operating results and financial condition.

Furthermore, some of these distribution or customer agreements may be with public reporting entities subject to significant fluctuations in their stock prices due to the economic environment, actions taken by officers or directors, general poor performance of the company, or any related activities that may impact their share price or ability to purchase pay for the Company's product. Such fluctuations may negatively impact the Company's ability to renew agreements, continue sales, or grow the business with these entities.

We have a concentration of customers to whom we extend credit which may place the Company at risk if one or all of those customers' financial condition deteriorates.

As part of its day-to-day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. At June 30, 2023, the Company had three customers that accounted for 36% of gross accounts receivables while at June 30, 2022, the Company had three customers accounting for 43% of gross accounts receivable.

We have a concentration of vendors from whom we purchase product, which may place the Company at risk if one or all of those vendor's financial or other condition deteriorates.

The Company has three vendors that accounted for 68% of inventory purchases at June 30, 2023. The Company also had three vendors that accounted for 55% of accounts payable at June 30, 2023. See Note 13 to the financial statements.

Any downturn in general economic conditions in the United States or abroad could harm our business.

Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.
Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products are impacted by other factors, such as inflationary pressures, political instability or the ongoing COVID-19 or other pandemics, we may be faced with significant excess inventories for some products and missed opportunities for other products. We have in the past been, and may in the future be, forced to rely on donation, markdowns, promotional sales or other write-offs, to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands.

Increases in our costs, such as raw materials, labor or freight could negatively impact our gross margin. Our costs for raw materials are affected by, among other things, weather, customer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer countries and other factors that are generally unpredictable and beyond our control. Any of these factors may be exacerbated by global climate change. In addition, ongoing impacts of the pandemic, political instability, trade relations, sanctions, price inflationary pressure, or other geopolitical or economic conditions could cause raw material costs to increase and have an adverse effect on our future margins. Labor costs at many of our manufacturers have been increasing significantly and, as the middle class in developing countries continues to grow, it is unlikely that such cost pressure will abate.

Furthermore, the cost of transportation has fluctuated and may continue to fluctuate significantly if oil prices continue to rise. We have also experienced increased freight and other logistics costs, including increased carrier rates for ocean and air shipments, in addition, the supply chain disruptions have caused us to increase our use of air freight with greater frequency than in the past. We may not be able to offset such increases in raw materials, labor or transportation costs through pricing measures or other means. The success of our business depends on our ability to retain the value of our brands and to respond to changing fashion and retail trends in a timely manner.

The shift towards digital engagement has become increasingly important, with increased use of social media platforms by our brand representatives, influencers and our employees. Actions taken by our partners on social media that do not show our brands in a manner consistent with our desired image or that are damaging to such partner's reputation, whether or not through our brand social media platforms, could harm our brand reputation and materially impact our business.

Our success also depends in part on our and our executive leadership team's ability to execute on our plans and strategies. Even if our products, marketing campaigns and retail environments do meet changing customer preferences and/or stay ahead of changing fashion trends, our brand image could become tarnished or undesirable in the minds of our customers or target markets, which could materially adversely impact our business, financial condition, and results of operations.

Our prospects could be negatively impacted if our sales are concentrated in any one product or category of products.

If any one product or category of products were to represent a substantial portion of our net sales, we could be exposed to risk should consumer demand for such product or category of products decrease in subsequent periods. Although we currently offer a broad range of sock products, our grip products represent nearly 75% of our overall sales. Fluctuations in sales of any given product that represents a significant portion of our future net sales could have a negative impact on our operating results.

Our business could be harmed if we keep too much or too little inventory.

We place orders with our independent manufacturers for our products prior to our receipt of customer orders. This minimizes our purchasing costs, the time in which we can fill customer orders and the risk of non-delivery. We also maintain an inventory of products that we anticipate will be in greater demand.

However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require when we need those products, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty. On June 30, 2023, the Company had approximately $2,123,423 of end of life inventory that will be sold at reduced margins.

If we are unable to develop and maintain the popularity of our brands there may not be sufficient demand for our products.

The sock, athleisure, and apparel markets are subject to constantly changing consumer preferences based on trends. Our success is largely dependent on the continued strength of our ToeSox, TAVI, Base33, and Vooray brands and our ability to continue to introduce new and innovative branding concepts and products that are accepted by consumers in our target market. In addition, we must anticipate the rapidly changing trends and consumer demands and provide products that appeal to their preferences in a timely manner while preserving our brand. Achieving market acceptance for new products may also require substantial marketing and product development efforts and expenditures to create consumer demand. Decisions with respect to products need to be made several months in advance of the time when consumer acceptance can be determined. We attempt to minimize the risk of changing trends and product acceptance through constant interaction with consumers in our target markets; but trends can shift away from our products, or if we may misjudge the markets for our products. If so, our net sales may be adversely affected and we may be faced with excess inventories, lower gross margins due to the necessity of providing discounts to retailers and impairment of our brand name and brand image.

We may not be able to compete effectively, which may cause our internet sales and market share to decline.

The sock, athleisure, and apparel markets in which we compete are intensely competitive. Competitive factors that affect our market position within these markets include the design of our products, trade and consumer promotions, rapid and effective development of new, unique products, attractive and different packaging, product performance, various marketing strategies, and the strength and authenticity of our brands. Our products compete with other apparel, grip socks, casual socks, sport socks, dance socks, and general active wear accessories. In many cases, our products compete with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known brands. Some of our competitors have significantly greater financial resources, have more comprehensive lines of product offerings, have greater brand recognition and spend substantially more on product marketing than we do. More importantly, the purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image; therefore, we could face competition from larger or smaller competitors that introduce and promote products which are perceived by consumers to offer lifestyle or performance advantages over our products. Even if we are successful in remaining innovative in our product design, marketing, and performance, maintaining high-quality standards and strengthening our methods of distribution, brand image and loyalty and customer service, we may experience a loss of market share and decreased net sales. We may encounter difficulties in maintaining or growing our revenues or our market share due to fierce competition in our markets. If our revenues decline, our business, financial condition and results of operations would likely be adversely affected.

If our marketing efforts are not effective, our brands may not achieve the broad recognition necessary to our future success.

We believe that broader recognition and favorable perception of our target audience, which is generally a female consumer between the age of 24 and 50, is essential to our future success. Accordingly, we intend to incur significant expense by continuing an aggressive brand-enhancement strategy through a variety of marketing techniques, including digital marketing, ambassador/athlete sponsorship, social media marketing, virtual and in-person events, point of purchase advertising, internet and print media advertising, collaborations with other like-minded brands, and fostering an authentic Company culture. If our brand enhancement strategy is unsuccessful, these significant expenses may never be recovered, and we may lack the resources to increase future sales. We believe that successful positioning of our brand will largely depend on:

- the success of our marketing and promotional efforts;
- preservation of the authenticity of the brands and perception of these brands by our target consumer; and
- our ability to continue to provide innovative, stylish and high-quality products to our customers.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the fitness industry. Seasonality may adversely affect our business and cause our results of operations to fluctuate or differ from our forecasts. We believe that comparisons of our operating results between different quarters within a single fiscal year are not meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Any failure by us to maintain ongoing sales through our customer base could harm our business.

A majority of our product sales are wholesale sales to dealers and distributors who sell our products to our global consumer base. Many of these dealers and distributors are not obligated to continue selling our products, and they may stop buying our products at any time without notice. Our ability to increase our net sales in the future will depend in large part on our success in developing and maintaining relationships with our dealers and distributors. If we do not maintain or expand these relationships successfully or secure agreements with additional distributors on commercially reasonable terms could harm our business and results of operations. We are also dependent on the sales and marketing efforts of our dealers and distributors which we do not control.

We rely on distributors for international sales and must maintain good relationships with our existing distributors and/or secure new distributors.

The sales and marketing efforts of our international distributors are important for our success in the foreign markets assigned to each distributor. If our distributors prove to be ineffective and/or if we fail to attract additional distributors, and/or our distributors do not market, promote and distribute our products effectively, our business, financial condition and results of operations could be adversely affected.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.

Our success depends on our ability to build and maintain brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products' brand image and on consumer preference and demand. Product quality, consumer complaints, even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance. In the event we were to experience product liability claims or a product recall, our financial condition and business operations could be materially adversely affected.

If we are unable to retain key personnel necessary to operate our business, our ability to develop and market our products successfully may be harmed.

We are heavily dependent on our current executive officers and management. The loss of any key employee or the inability to attract or retain qualified personnel, including administrative, sales and marketing personnel, could delay the development and introduction of products, and harm our ability to sell our products and damage our brand. Our future success may also depend on our ability to attract and retain additional qualified management, sales and marketing personnel. We face strong competition from competitors for personnel, and recruitment may be time-consuming and expensive. The failure to attract and retain personnel with appropriate expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. We currently have employment agreements with three members of our management team as well as key man insurance on both Joe Patterson and Barry Buchholtz. However, we have no way to guarantee key personnel will stay with the Company in all circumstances, as many jurisdictions do not enforce non-competition agreements.

Therefore, even acquiring key man insurance will not eliminate part or all of the risk of relying on key personnel. Furthermore, we maintain an office in both China and Mexico with twenty contract employees that provide development, production planning, quality control, logistics, accounting, information technology, and administrative services. These contractors are paid through third-party trading companies. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results. Our contractors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may be unable to successfully implement our strategic plans and growth initiatives, and we may have difficulty managing any growth that we might experience.

We cannot predict our ability to implement or the success that will be generated by the implementation of strategic plans and growth initiatives. We will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Additionally, any new initiative is subject to certain risks, including customer acceptance, competition, product differentiation, design and quality. If we experience growth in our operations, it will place a significant strain on our management and operations, including that our operational and financial systems, procedures and controls may need to be expanded and we may need to train and manage an increasing number of employees. The process of expanding our infrastructure will distract our management team from our business plan and involve increased expenses. Our future success will depend substantially on the ability of our management team to manage any growth effectively. Such challenges may include: maintaining our cost structure at an appropriate level based on the net sales we generate; implementing and improving our operational and financial systems, procedures and controls; managing operations in multiple locations and multiple time zones; and distributing our products in a timely manner.

Increases in our revenues do not guarantee increases in profitability.

We believe that the Company will continue to see increases in its gross revenues. However, increases in revenues generally require additional expenditures to produce additional product and therefore an increase in revenues does not always mean that net profits increase. If we are unable to control our expenses while we expand our business, our profitability could be negatively impacted.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting our investor confidence in our Company could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting. If we fail to do so, our business and results of operations could be materially harmed.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We may, from time to time, be party to various litigation claims and legal proceedings, including, but not limited to, intellectual property, fraud, unfair business practices and false advertising, breach of contract claims, employee claims, or others. Defending these proceedings can result in significant ongoing expenditures and the diversion of our management's time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common stock to decline.

The Company's bylaws provide for indemnification.

The Company's bylaws provide for indemnification of the Company's directors, officers, employees and agents, against liabilities arising out of acts or omissions not amounting to fraud, gross negligence, and breach of fiduciary duty or willful misconduct. To the extent that any covered persons are indemnified under the indemnification provisions of the Company's bylaws, or any indemnity agreements pursuant thereto, the assets of the Company would be at risk. There are currently three employees with separate indemnity agreements with the Company.

Our limited operating experience and limited brand recognition in new international markets may limit our expansion and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles we did not face in North America, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers' tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our technical athletic apparel by customers in these new international markets. Our failure to develop our business in new international markets or disappointing growth outside of existing markets could harm our business and results of operations.
In addition, we may, from time to time, evaluate and pursue other strategic investments or acquisitions. These involve various inherent risks and the benefits sought may not be realized. The acquisition other companies or other strategic investments or acquisitions may not create value and may harm our brand and adversely affect our business, financial condition, and results of operations.

If any of our products are unacceptable to us or our customers, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our customers could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions (for example, because of unexpected effects on inventory supply and consumer demand caused by the current COVID-19 coronavirus pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.

Inventory levels in excess of customers demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate customer demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships.

Our business could be harmed if our suppliers and manufacturers do not comply with our Vendor Code of Ethics or applicable laws.

While we require our suppliers and manufacturers to comply with our Vendor Code of Ethics, which includes labor, health and safety, and environment standards, we do not control their practices. If suppliers or contractors do not comply with these standards or applicable laws or there is negative publicity regarding the production methods of any of our suppliers or manufacturers, even if unfounded or not material to our supply chain, our reputation and sales could be adversely affected, we could be subject to legal liability, or we could be forced to locate alternative suppliers or manufacturing sources.

The fluctuating cost of materials could increase our cost of goods sold.

The raw materials and fabrics used make our products include synthetic fabrics whose raw materials include petroleum-based products. Our products also include silver and natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In particular, the impact of COVID-19, including port congestion and difficulty obtaining space on shipping transports, has made created delays in obtaining our raw materials, including organic cotton. The scarcity of raw materials and the increased costs of shipping has increased our costs. Increases in the cost of raw materials, including petroleum or the prices we pay for silver and our cotton yarn and cotton-based textiles, could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

An economic recession, depression, downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Many of our products may be considered discretionary items for consumers. Some of the factors that may influence consumer spending on discretionary items include general economic conditions (particularly those in North America), high levels of unemployment, higher consumer debt levels, reductions in net worth based on market declines and uncertainty, home foreclosures and reductions in home values, fluctuating interest and foreign currency rates and credit availability, government austerity measures, fluctuating fuel and other energy costs, fluctuating commodity prices, tax rates and general uncertainty regarding the overall future economic environment. Any recession, depression or general downturn in the global economy will negatively affect consumer confidence and discretionary spending. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly in North America. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.

Global economic and political conditions and global events such as health pandemics could adversely impact our results of operations.

Uncertain or challenging global economic and political conditions could impact our performance, including our ability to successfully expand internationally. Global economic conditions could impact levels of consumer spending in the markets in which we operate, which could impact our sales and profitability. Political unrest could negatively impact our customers and employees, reduce consumer spending, and adversely impact our business and results of operations. Health pandemics, such as the COVID-19 coronavirus pandemic, and the related governmental, private sector and individual consumer responses could contribute to a recession, depression, or global economic downturn, reduce store traffic and consumer spending, result in temporary or permanent closures of retail locations, offices, and factories, and could negatively impact the flow of goods.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

Risks Associated with Regulatory Matters, ESG and Foreign Operations

GDPR & PC compliance status.

Companies that collect data on citizens in the European Union ("EU") countries are required to comply with strict regulations around protecting customer data. The General Data Protection Regulation ("GDPR") sets a new standard for consumer rights regarding their data, and we will be challenged to implement and maintain systems and processes in place to ensure compliance. Compliance will cause some concerns and new expectations for our IT security team. For example, the GDPR takes a wide view of what constitutes personal identification information. We will be required to ensure the same level of protection for things like an individual's IP address or cookie data as we do for personal information such as name, address, and Social Security number. The cost of non-compliance with GDPR could be significant and impact our ability to transact business in the EU. The Payment Card Industry Data Security Standard is an information security standard for organizations that handle branded credit cards from the major card schemes. The PCI Standard is mandated by the card brands but administered by the Payment Card Industry Security Standards Council. The Company has not completed its internal PCI compliance for 2023. While we do not believe we are out of compliance, any non-compliance could have a negative financial impact on the business.

Climate change, and related legislative and regulatory responses to climate change, may adversely impact our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our production costs, impose capacity restraints and impact the types of apparel products that consumers purchase. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations. In many countries, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers, or our contract manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increases in energy, production, transportation, and raw material costs, capital expenditures, or insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability, responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, and customers have focused increasingly on the environmental, social and governance ("ESG") or "sustainability" practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report that we publish or otherwise sustainability disclosure we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.

Our business could be harmed if our suppliers and manufacturers do not comply with our Vendor Code of Ethics or applicable laws.

While we require our suppliers and manufacturers to comply with our Vendor Code of Ethics, which includes labor, health and safety, and environment standards, we do not control their practices. If suppliers or contractors do not comply with these standards or applicable laws or there is negative publicity regarding the production methods of any of our suppliers or manufacturers, even if unfounded or not material to our supply chain, our reputation and sales could be adversely affected, we could be subject to legal liability, or we could be forced to locate alternative suppliers or manufacturing sources.

Our global distribution center is located in Mexico and we are subject to foreign laws.

Our warehouse is located in Mexico and therefore we are subject to the laws of this Country. Any change in this Country's policies, practices, laws, relations with the United States, or changes in U.S. policies permitting legal imports from these countries could negatively impact our business including the potential for interruption of shipments. Such delay in, or ability to deliver product to our customers could harm our customer relationships as well as operating results.

We utilize U.S. Customs Rule 321, and changes to that rule could impact our operating results.

We take advantage of duty savings under Section 321, 19 USC 1321. This is the statute that describes de minimis. De minimis provides admission of articles free of duty and of any tax imposed on or by reason of importation, but the aggregate fair retail value in the country of shipment of articles imported by one person on one day and exempted from the payment of duty shall not exceed $800. The de minimis threshold was previously $200, but increased with the passage of the Trade Facilitation and Trade Enforcement Act (TFTEA). If this ruling was changed it could impact our operating results.

We have offices in China and Mexico.

We maintain an office in China and Mexico with twenty contract workers that provide development, production planning, quality control, accounting, customer service, IT, and logistics services. These contractors are paid through a third-parties. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.
China and Mexico have been subject to periodic lockdowns due to COVID-19, these lockdowns may impact our suppliers' ability to deliver product in a timely manner or our QC staff's ability to inspect product during production.

Increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia could increase the costs to produce our products.

A significant portion of our products are produced in South Asia and South East Asia and increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include labor shortages and increases in labor costs, difficulties and additional costs in transporting products manufactured from these countries to our distribution centers and significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products. Also, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

We may be unable to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing restrictions become more burdensome.

The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. The results of any audits or related disputes regarding these restrictions or regulations could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times, or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.

We are dependent on international trade agreements and regulations. The countries in which we produce and sell our products could impose or increase tariffs, duties, or other similar charges that could negatively affect our results of operations, financial position, or cash flows.
Adverse changes in, or withdrawal from, trade agreements or political relationships between the United States and China, or other countries where we sell or source our products, could negatively impact our results of operations or cash flows. Any tariffs imposed between the United States and China could increase the costs of our products. General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions, and changes in tariffs, including recent sanctions against China, tariffs imposed by the United States and China, and the possibility of additional tariffs or other trade restrictions between the United States and Mexico, could adversely impact our business. It is possible that further tariffs may be introduced, or increased. Such changes could adversely impact our business and could increase the costs of sourcing our products from China, or could require us to source more of our products from other countries.

There could be changes in economic conditions in the United Kingdom ("UK") or European Union ("EU"), including due to the UK's withdrawal from the EU, foreign exchange rates, and consumer markets. Our business could be adversely affected by these changes, including by additional duties on the importation of our products into the UK from the EU and as a result of shipping delays or congestion.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to the income tax laws of the United States and several other foreign jurisdictions. Our effective income tax rates could be unfavorably impacted by a number of factors, including changes in the mix of earnings amongst countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, new tax interpretations and guidance, the outcome of income tax audits in various jurisdictions around the world, and any repatriation of unremitted earnings for which we have not previously accrued applicable U.S. income taxes and foreign withholding taxes. We may face unanticipated tax liabilities in connection with our acquisition of any other company.
Current economic and political conditions make tax rules in any jurisdiction, including the United States, are subject to significant change. Changes in applicable U.S. or other foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our income tax expense and profitability.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing, and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the United States, as well as by various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, any audits and inspections by governmental agencies related to these matters could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of net revenue.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-bribery laws applicable to our operations. In many countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. and international laws and regulations applicable to us. Although we have implemented procedures designed to ensure compliance with the FCPA and similar laws, some of our employees, agents, or other partners, as well as those companies to which we outsource certain of our business operations, could take actions in violation of our policies. Any such violation could have a material and adverse effect on our business.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

We may be exposed to foreign currency exchange rate risk with respect to our cost of goods, sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. Our products are produced outside of the United States, and while our purchase orders are issued in U.S. dollars and payment is made is U.S. dollars, if the U.S. dollar becomes stronger against other currencies it could affect our cost of goods or selling prices to foreign customers. Current fluctuations in foreign currency against the U.S. dollar can affect the success of our international distributors and the economic conditions in the countries outside of the United States that we sell our products in. As a result, our earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Risks Related to Intellectual Property

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

The intellectual property rights in the technology, fabrics, and processes used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited and we do not generally own patents or hold exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on a combination of copyright, trademark, trade dress, and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

We may be sued by third parties for alleged infringement of their proprietary rights.

From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the company could cease operations in the country or countries in which our products are held to be infringing.

If we fail to secure or protect our intellectual property rights, we may not be able to sell our products in certain countries or sales may be impacted through knock off or counterfeit products.

A significant portion of our business is based on patented products and all of our products contain our trademarked logos. The laws of some foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We have a budget to establish and protect our intellectual property on a worldwide basis, but we may not be successful in these efforts or the costs associated with protecting our rights globally may be larger than our budget. We have registered our brands in over 29 countries and have patents in over 14 countries. We expect to incur significant expenses and liability to register and protect our intellectual property rights both in the United States and abroad. If we are unable to successfully protect our intellectual property rights, our business and financial condition may be adversely affected. From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation.

Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the Company could cease operations in the country or countries in which our products are held to be infringing.

Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some United States and foreign trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate. However, some or all of these pending trademark applications may not be approved by the applicable governmental authorities.

Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. Additionally, we may face obstacles as we expand our product line and the geographic scope of our sales and marketing. Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

Risks Related to Cyber Security

The Company is vulnerable to hackers and cyber-attacks.

We process both business-to-business (B2B) and business-to-consumer (B2C) transactions through our websites. We may be vulnerable to hackers who may access the data of our customers that utilize our platform. Further, any significant disruption in service on our websites or in our computer systems could have a negative impact on our operating results. We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, public reporting, and internal IT controls are often created or modified. Regulatory and policy-driven obligations require expensive and time- consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business.

Disruption of our information technology systems or unexpected network interruption could disrupt our business.

We are increasingly dependent on information technology systems and third-parties to operate our e-commerce websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. The failure of our information technology systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems, could adversely affect our business. In addition, we have e-commerce websites in the United States and internationally. Our information technology systems, websites, and operations of third parties on whom we rely, may encounter damage or disruption or slowdown caused by a failure to successfully upgrade systems, system failures, viruses, computer "hackers", natural disasters, or other causes. These could cause information, including data related to customer orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of products to our stores and customers or lost sales, which could reduce demand for our products and cause our sales to decline. The concentration of our primary offices, two of our distribution centers, and a number of our stores along the west coast of North America could amplify the impact of a natural disaster occurring in that area to our business, including to our information technology systems. In addition, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers. We have limited back-up systems and redundancies, and our information technology systems and websites have experienced system failures and electrical outages in the past which have disrupted our operations. Any significant disruption in our information technology systems or websites could harm our reputation and credibility, and could have a material adverse effect on our business, financial condition, and results of operations.

We must continually maintain, protect and/or upgrade our information technology systems.

Information technology will help us operate efficiently, interface with customers, maintain financial accuracy and efficiency, and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, and other business disruptions including cybersecurity attacks. Moreover, if our data management systems, do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies, cybersecurity attack, or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Our technology-based systems that give our customers the ability to shop with us online may not function effectively.

Many of our customers shop with us through our e-commerce websites and mobile apps. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media and proprietary mobile apps to interact with our customers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, user-friendly e-commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with customers, have a material adverse impact on the growth of our e-commerce business globally and could have a material adverse impact on our business and results of operations. *Risks Related to the Company and Its Securities*

The Shares you purchase in an offering are subject to restrictions on transfer which may limit your ability to sell your Shares. Investors should be prepared to hold their Shares for an indefinite period of time.

The Shares in the Company's past and current offerings are being offered and sold pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), and will be subject to restrictions that will limit your ability to sell or transfer your Shares. As a result, your Shares will be deemed "restricted securities" as that term is defined by Rule 144 of the Securities Act and subject to at least a one year holding period. Moreover, you will only be able to resell your Shares in a transaction registered under the Securities Act or subject to an available exemption and in accordance with any applicable state securities laws. In the event of any resale, the Company and its transfer agent may require an opinion of counsel that the proposed resale is in compliance with federal and state securities laws.

Our investors' ownership interest in the Company will be diluted or impaired when we sell additional Common Stock, issue equity to our employees under our Stock Incentive Plans, or convert our Series A Preferred Stock into Common Stock.

The Board of Directors can authorize the Company to sell additional equity interests in the Company to third parties in order to raise additional capital. Management believes that the Company will have future capital needs and will issue additional shares of Common Stock in the future. Depending on our need for capital, such additional equity interests might be sold for a price less than the price for Common Stock in our past offerings. As of June 27, 2023, the Company has 2,594,861 shares of Series A Preferred Stock issued and outstanding that are convertible at the option of the holder into Common Stock currently at a 1-to-1 ratio, which ratio could change due to a dilution provision that protects holders of Series A Preferred Stock. The Company also has 2018 and 2019 Stock Incentive Plans (the "Stock Incentive Plans") under which stock options have been and will continue to be awarded to employees, directors, and officers. For details regarding the Stock Incentive Plans, see "Security Ownership of Management and Certain Securityholders."

Risks relating to minority shareholder status

In our Company, shareholders' agreements have the effect of concentrating voting control with a few people, specifically our founder, Joe Patterson, and our CEO, Barry Buchholtz. As a result, Messrs. Patterson and Buchholtz collectively have the ability to make all major decisions regarding the Company. As a holder of Common Shares, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Holders of our Series A Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company.

Holders of our outstanding Series A Preferred Stock have a liquidation preference over holders of our Common Stock. If a liquidation event, including a sale of our Company, occurs, the holders of our Series A Preferred Stock would receive a 1.67X liquidation preference, which could result in approximately $6,805,000 of proceeds being distributed to Series A Preferred Stock holders before any payments may be made to holders of our Common Stock. Once the liquidation preference has been paid, any remaining available amounts would be paid to holders of our Series A Preferred Stock and Common Stock on a pro rata basis. For purposes of pro rata payments, the Series A Preferred Stock would be treated as if converted to our shares of Common Stock. See "Description of Capital Stock" and "Indebtedness."

The Company does not anticipate paying dividends.

The Company does not anticipate that it will be declaring dividends for the foreseeable future; therefore, the only method in which you may be able to recoup your investment would be the sale of the Company, the private sale of your shares of Common Stock, or a potential redemption of your shares of Common Stock.

Our Directors and Officers control our Company.

Joe Patterson and Barry Buchholtz own in excess of 70%, on a fully diluted basis, of the Company's Common Stock, which constitutes a controlling block in the Company. Moreover, Joe and Barry have entered into a voting agreement under which they both agree to vote all of their shares of Common Stock to elect each other to the board of directors every year. As a result, investors will not have a right to participate in or influence the management of the Company except as required by California law. Additionally, in November 2020, the Company added two new directors to its board, expanding it to fix seats. Pursuant to the Company's financing arrangement with those shareholders holding a Series A Preferred Stock, the shareholder with the majority of the Series A Preferred Stock has the right to appoint a member to a board seat will be able to appoint one director to sit on the Company's board. Moreover, the Company entered into a voting agreement with Black Oak Capital that entitles it to vote its Preferred Stock on an as-converted basis when voting to elect the other three directors to the board. Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. Black Oak Capital also has preemptive rights, a right of first refusal and co-sale rights. For more detail, see Description of Securities." The directors and management will have the exclusive right to manage the day-to-day operations of the Company and to make virtually all decisions without the need to obtain approval of the holders of the Company's Common Stock. This concentration of ownership and voting power could have the effect of delaying or preventing, and may discourage attempts to bring about, a change in control of the Company or the removal of existing management.

You should not purchase the Company's Common Stock unless you are willing to entrust management of the Company to its executive officers and board of directors.

The Company's Board of Directors may require shareholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our shareholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, shareholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. See "Securities Being Offered – Common Stock – Shareholders' Agreement – Drag-Along Rights," below or the Company's Shareholder Agreement provided as Appendix II to the Subscription Agreement. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

Factual statements have not been independently verified.

No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Report. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating the experience, skills, contacts or other attributes of the executive officers and directors, employees or consultants and advisors to the Company, or to the anticipated future performance of the Company.



SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns over 20% of the Company's equity securities as of June 30, 2023:

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(*)	Percent Voting Power
Joe Patterson	Common Stock	10,200,000	50.81%
Barry Buchholtz	Common Stock	3,811,500	18.99%

(*) Beneficial ownership assumes that all stock options have been exercised.

The Company also has 2018 and 2019 Stock Incentive Plans under which stock options have been and will continue to be awarded to employees, directors, and officers. Under the terms of the plans, the stock options are subject to vesting through meeting performance targets and/or the passage of time. There are 5,027,565 options to purchase shares of Common Stock authorized under the plans. There is an Evergreen provision in the Option Plan to allow for additional options to be authorized each year, up to 5% of the then number of outstanding shares of Common Stock at the discretion of the Board of Directors. As of June 30, 2023, there were 3,206,466 options outstanding. For a description of our Common Stock, see "Description of Securities," below.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Black Oak Debt and Purchase of Series A Preferred Stock

- In October 2019, the Company entered into a Senior Subordinated Credit Agreement with Black Oak Capital ("Black Oak") involving $1,000,000 plus warrants to purchase the Company's Common Stock at $0.0006 per share. The offering was made in reliance on Rule 506(c) of Regulation D.
- In October 2020, the Company increased the amount of debt under the Agreement $1,500,000 and added the right to convert the debt to Series A Preferred Stock in a series of three tranches, which was based on achieving performance criteria, all of which was converted. The conversion of debt to Series A Preferred Stock was made in reliance on Section 4(a)(2) of the Securities Act.
- On November 24, 2020, the Company entered into the Series A Preferred Stock Purchase Agreement in reliance on Rule 506(c) of Regulation D with Black Oak for the purchase of 931,677 shares of Series A Preferred Stock for consideration of $1,500,000 in reliance on Regulation D in a series of three transactions. These three purchases were completed by July 27, 2021, and the Company used those proceeds for general working capital and expansion in marketing efforts. These shares will have a 1.67X liquidation preference and contain certain rights and privileges.
- On December 27, 2021, the Company and Black Oak amended the Senior Subordinated Credit Agreement such that Black Oak would loan the Company an additional $1,750,000, which also would be convertible into Series A Preferred Stock. $500,000 of the amount loaned was used by the Company to repay amounts owed by the Company to Black Oak Thirty Three Threads Aggregator, LLC. The Company then used $1,000,000 of the loan proceeds to purchase Vooray (see below) and the remaining $250,000 for working capital, including replenishing inventory. The Company relied on Section 4(a)(2) of the Securities Act as an exemption.
- On May 9, 2023, Black Oak converted the remaining outstanding debt of $1,177,726, including accrued interest, into 731,507 shares of Series A Preferred Stock at a price of $1.61 per share for no additional consideration in reliance on Section 4(a)(2) of the Securities Act.

Vooray Asset Purchase Agreement

- On January 7, 2022, the Company purchased substantially all of the assets of Vooray International, Inc. ("Seller") for total consideration of $5,000,000, of which amount $500,000 was paid through issuance of 250,000 shares of the Company's Common Stock at a price of $2.00 per share in reliance on Section 4(a)(2) of the Securities Act. The remaining $3,500,000 (the "Seller Financed Portion") has been financed such that Seller receives on a quarterly basis either: (i) 20% of gross proceeds from the sale of Vooray branded products or (ii) $87,500 until Seller receives the full Seller Financed Portion. The Seller Financed Portion was initially secured by a first priority UCC-1 financial statement, but now is subordinated to our revolving credit facility (see below). Seller also entered into a Voting Rights Agreement Right of First Refusal Agreement, described in "Description of Securities."

The Regulation Crowdfunding Offering

- From February 29, 2021, through November 5, 2021, the Company sold 376,686 shares of Common Stock for gross proceeds of $670,662 under Regulation Crowdfunding. The Company used the proceeds from this offering for general working capital as well as investments in our e-commerce business.

The Regulation D 506(c) Offering

- From August 15, 2022, through October 28, 2023, the Company sold 23,242 shares of Common stock for gross proceeds of $67,000, under SEC Regulation D, Rule 506(c). The Company used the proceeds from this offering for general working capital.

DESCRIPTION OF SECURITIES

For a more detailed and complete description of the Company's securities, please review the Company's Amended and Restated Articles of Incorporation.

Common Stock

Voting

Holders of our Common Stock are entitled to one vote per share. There shall not be cumulative voting. For important information regarding voting and its impact on our Common Stock, see below "Series A Preferred Stock – Voting."

Dividends

Holders of our Common Stock are entitled to dividends if, as and when declared by the Company's Board of Directors, provided that the holders of our Series A Preferred Stock are previously or simultaneously paid dividends in an equal amount per share on an as-converted basis. For details, see "Series A Preferred Stock – Dividends." However, it is not the current expectation of the Company to pay dividends.

Liquidation Rights and Preferences

In the event of liquidation, dissolution or winding up of the Company, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and any amounts due to the Series A Preferred Shareholders as described below. There are no redemption or sinking fund provisions or preemptive rights with respect to the Common Stock and the shareholders have no right to require the Company to redeem or purchase Common Stock.

Shareholder Agreement between the Company, Joe Patterson and Barry Buchholz

Voting Agreement between our CEO and Chairman of the Board

Under this Agreement, Joe and Barry have an obligation to vote all of their shares of Common Stock for the purpose of electing each other to the board of directors every year. This agreement also gives the Company a Right of First Refusal ("ROFR") in the event a shareholder subject to this agreement wants to transfer their Common Stock. If the Company declines its ROFR, then any then-current holder of the Company's Common Stock has the option to purchase the Common Stock.

Compensation Agreement

Joe and Barry currently receive the same compensation, and have agreed that they will continue to do so unless and until there is either an independent director who decides otherwise, or they mutually agree to be compensated otherwise.

Mandatory Repurchase of CEO and Chairman's Shares upon Termination without Cause or upon Death or Disability

Upon termination of either Joe Patterson or Barry Buchholz without cause, the Company will have the obligation to purchase all of their shares, and they will be obligated to sell, at a per share price 1.5 times the net revenue of the Company during the preceding 12 months divided by the number of outstanding shares on a fully diluted basis. If the Company is unable to pay the entire purchase price in cash at the closing, the Company must pay at least 10% of the purchase price in cash and issue a note for the balance. The note shall be paid in five equal annual installments and shall accrue interest on the unpaid balance at a rate equal to the then published prime rate of Citibank, NA ("Prime Rate"), which interest rate shall adjust annually based upon the Prime Rate on such anniversary date.
The Company has purchased life and disability insurance policies covering Joe and Barry, and identifying the Company as beneficiary. In the event of the death or disability of either Barry and Joe, and the proceeds of such policies must be used for the repurchase of their Shares if either of them dies or becomes disabled, the value of the Shares will be determined using the same formula as described above in the event of termination without cause. If the repurchase is triggered by a death, and the policy proceeds are not sufficient to pay the entire purchase price, the Company shall issue a note for the balance payable in 10 equal annual installments. If the repurchase is triggered by disability, and there is no disability insurance, or the purchase price exceeds the value of the policy proceeds, the Company shall pay at least 10% of the purchase price in cash and issue a note for the balance payable in 5 equal annual installments. All notes issued will be at Prime Rate adjusted annually.

Drag-Along Right

Joe Patterson has the right under this Agreement to require each subject shareholder to sell their shares in the same percentage as Joe Patterson in a "Drag Transaction," which is defined as a sale to a person who is not a permitted transferee. If the Drag Transaction is a merger, consolidation, or other similar transaction subject shareholders agree to vote their shares in favor of the transaction and waive dissenters' rights. This Agreement also confers a "tag along" right permitting subject shareholders to sell their shares along with Joe Patterson in a contemplated sale to a person who is not a permitted transferee.

Right of First Refusal

This Agreement also gives the Company a Right of First Refusal ("ROFR") in the event a shareholder who is a party to this Agreement wants to transfer their Common Stock. If the Company declines its ROFR, then any then-current holder of the Company's Common Stock has the option to purchase the Common Stock.

Shareholder Agreement between the Company and Sellers of Vooray International, Inc.

Voting Rights Agreement

Under this agreement, the sellers of Vooray International, Inc. ("Vooray") agree to vote their 250,000 shares of Common Stock, which were acquired in connection with the sale of Vooray to the Company, in favor of any increases to the number of authorized shares of Common Stock.

Right of First Refusal between the Company and Vooray International, Inc.

The Company has a right of first refusal ("ROFR") to purchase any of the 250,000 shares of the Company's Common Stock purchased by the sellers of Vooray in connection with the Company's acquisition of Vooray. The Company's ROFR does not apply to transfers by an entity to its shareholders, members, partner or other equity holders or, in the case of an individual, in connection with bona fide estate planning. Transferees will be required to execute this agreement in the event of a permitted transfer, which also requires the Company's written consent.

2023 Shareholder Agreement

In order to participate in this Offering, investors will be required to execute the Company's 2023 Shareholder Agreement a copy of which is provided herein.

Series A Preferred Stock

Voting

Pursuant to our Amended and Restated Articles of Incorporation ("A&R AOI") and a Voting Agreement between the Company and purchasers of our Series A Preferred Stock, holders of our Series A Preferred Stock are entitled to vote on an as-converted to Common Stock basis. Except as provided by our A&R AOI, our Voting Rights Agreement with holders of our Series A Preferred Stock, and California law, our Series A Preferred Stock votes together with the Common Stock as a single class. For details, see "Conversion to Common Stock," below. The Series A Preferred Stock have other rights as outlined below as well as in the Company's Amended and Restated Articles of Incorporation.

Election of Directors

Holders of our Series A Preferred Stock are entitled to elect one director as a separate class. The remaining four directors will be elected by all shareholders, including the holders of our Series A Preferred Stock, voting as a single class with our Common Stock on an as-converted basis.

Dividends

Holders of our Series A Preferred Stock are entitled to dividends on an as-converted basis prior to, or simultaneously with, dividends payable to holders of our Common Stock or class of securities convertible into Common Stock.

In the event the board of directors declares a dividend on any class of securities that is not convertible into Common Stock, holders of Series A Preferred Stock shall be entitled to prior or simultaneous dividends in a per share amount equal to the product of the Original Issue Price and the quotient of the amount of dividend declared by the board divided by the original issue price of that class of securities (subject to appropriate adjustments for such class of securities). The "Original Issue Price" is $1.61 subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock (collectively, "appropriate adjustments").
If there are multiple dividends paid at the same time, the Series A Preferred Stock are entitled to the amount that would result in the highest dividend per share.

Conversion to Common Stock

Our Series A Preferred Stock converts to Common Stock at the option of the holder, without payment of additional consideration, in an amount equal to the Original Issue Price divided by the Series A Conversion Price, which initially shall be one-for-one. The "Conversion Price" is initially shall be $1.61 per share as is subject to appropriate adjustment as well as adjustments for weighted average anti-dilution protections.

Liquidation Preferences

Holders of our Series A Preferred Stock are entitled to preferential payments in the event of our liquidation, dissolution or winding up, or in the event of a Deemed Liquidation Event (defined below), of the Company in an amount per share equal to 1.67 times the Original Issue Price plus any unpaid dividends. After the preferential payment, holders of our Series A Preferred Stock are entitled to participate in the distribution of any remaining assets pro rata with the Common Shareholders on an as-converted basis.
In the event the Company lacks sufficient assets to pay the holders of Series A Preferred Stock the full amount they would be entitled to receive, the Company shall pay ratably in proportion to the amounts otherwise payable.

Unless a majority of the outstanding shares of the Series A Preferred Stock elects otherwise, a "Deemed Liquidation Event" is a merger or consolidation in which the Company's capital stock represents less than a majority of voting power or a sale or series of related transactions involving the sale of all or substantially all of the Company's assets. If the Deemed Liquidation Event does not effect a dissolution of the Company within 90 days, the holders of the Series A Preferred Stock may require the Company to redeem the Series A Preferred Stock.

Protective Provisions

As long as the Series A Preferred Stock remain outstanding, including shares that have been converted to Common Stock, the Company must first obtain the consent of all of the directors before engaging in the following:
- A material acquisition involving the affirmative vote of at least 80% of holders of the Common Stock and Preferred Stock voting together as a single class on an as-converted basis;
- Incur debt in excess of an aggregate amount of $1,700,000 involving a pledge of the Company's assets as collateral;
- Amend, alter or repeal any provision of the A&R AOI or the A&R Bylaws;
- Authorize any class of securities, or reclassify any class of securities, to give that class of securities rights, preferences or privileges senior to or on parity the Series A Preferred Stock;
- Purchase, redeem or declare dividends, including the repurchase of Common Stock held by employees, officers, directors or consultants up to an aggregate of 5% of outstanding capital stock;
- Authorize any debt securities;
- Hold capital stock in a subsidiary that is not wholly owned;
- Increase or decrease the authorized number of directors constituting the board of directors;
- Initiate or settle lawsuits, claims or other legal proceedings in excess of $50,000;
- File for bankruptcy or other insolvency proceedings; and
- Loan amounts in excess of $10,000 or guarantee the indebtedness of any other person.

Investor Rights Agreement for Holders of Our Series A Preferred Stock

Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company.

The Investors' Rights Agreement also contains a registration rights provision and an antidilution provision that ensures Black Oaks' percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities.

Right of First Refusal and Co-Sale Agreement Between the Company and Holders of Our Series A Preferred Stock

Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson or Barry Buchholtz must first offer to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro rata basis in the proposed sale.

Warrants

Warrants have been issued to certain officers and shareholders who formed, or loaned monies to Financing Group Corporation ("FGC") for the purpose of loaning the Company $1,140,000. The 187,814 Warrants give the holders the right to purchase Common Stock at an exercise price of $0.50 and expire on March 17, 2029.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of our company or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

The Company determined the share price of its Common Stock in its Regulation CF offering based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies.

In the future, the valuation of the Company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:
- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes information based on unaudited financial statements for the fiscal year ending June 30, 2023 ("FYE 2023"), and financial statements for the fiscal year ending June 30, 2022 ("FYE 2022"), which have not been reviewed or audited. Therefore, our financial statements for FYE 2023 do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and shareholders' equity in conformity with accounting principles generally accepted in the United States. Therefore, the information set forth herein is likely to change in the event of an audit. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, contains forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

OVERVIEW

Founded in 2004, ToeSox, Inc. became a global leader in five-toe grip socks for the bare foot fitness markets, such as yoga, Pilates, and barre. In 2015, ToeSox, Inc., a single brand, announced its goal to become a global powerhouse in supplying premium activewear products to the boutique fitness market. Since then, ToeSox, morphed into Thirty Three Threads, a company with a portfolio of premium brands, ToeSox, TAVI, Base 33, and Vooray. Thirty Three Threads products are sold in more than 7,500 locations in 64 countries.

Since the launch of this strategy, the Company has grown by more than 400%, acquired TAVI and Vooray, and launched Base 33. The Company added new product categories such as sport socks, apparel, and bags.

The Company plans to continue to expand our distribution, brand portfolio, and product offering, allowing us to accelerate our growth on a global basis. The Company's growth strategy is anchored on four key pillars: Distribution, Innovative, Value-Added Dealer Services, and E-Commerce.

Distribution

While the Company's products are distributed in more than 7,500 locations globally, the Company plans to continue to expand that distribution, including substantial growth outside of our core boutique fitness distribution channel.

Innovative Products

The Company has always been known as a leader in premium, innovative product, and will continue to push that effort forward developing new products that better service our customers from a design, quality, and performance perspective.

Value Added Dealer Services

The Company has led the way in developing the retail sales within the boutique fitness distribution channel. The Company will continue to innovate and offer wholesale partners new programs to enhance their business, including 33 Pay extended payment programs, Shop-in-shop displays, auto replenishment services, and various count and fill programs.

E-Commerce

For the fiscal year ending June 30, 2023, the Company derived only 11% of its total revenue from E-commerce channels such as direct to consumer and marketplaces like Amazon.com. The Company intends to grow global E-commerce business to approximately 20% of sales over the next several years, through innovative marketing programs, expansion in marketplaces, and opening the Company's first retail outlets.

Financial Highlights

The summary below compares the internal unaudited results of our operations for the fiscal year ended June 30, 2023 as compared to the fiscal year ended June 30, 2022 and provides GAAP financial measures.



- Net revenue increased by 32.83% or $7,671,052 as compared to the same period in the prior year.



- Gross margins improved from 63.8% for the fiscal year ending June 31, 2022 to 66.3% for the fiscal year ending June 30, 2023.



- Earnings before interest, taxes, depreciation and amortization ("EBITDA") improved 166.1% or $2,125,689, from an EBITDA loss of -$1,279,776 for the fiscal year ending June 30, 2023 to a positive EBITDA of $845,913 for the fiscal year ending June 30, 2023 .



Net Income (loss) improved 88.7% or $1,164,515, from a loss -$1,312,437 for the fiscal year ending June 30, 2022, to a net loss of $147,922 for the fiscal year ending June 30, 2023.

Results of Operations

Fiscal Year Ended June 30, 2023 ("FYE 2023") Compared to Fiscal Year Ended June 30, 2022 ("FYE 2022")

Revenue

The Company recognizes revenue at the time the product is shipped to the customer, customarily FOB shipping point, which is when the transfer of control of goods has occurred and title passes. There are contracts with other shipping terms, such as FOB destination, and revenue is recognized according to those specific terms. Revenue is recorded net of estimated returns and sales discounts given to customers.

Revenue increased to $31,040,054 for FYE 2023 from $23,369,002 for FYE 2022, or 32.8%.

Cost of Revenue

Cost of revenue increased to $10,471,767 in FYE 2023 from $8,448,246 in FYE 2022, or 23.9%. The increase in the cost of revenue was primarily due to the increase in revenue, and increased freight and raw materials.

Shipping and handling are billed to customers and recorded in net revenue. Total shipping revenue for FYE 2023 and 2022 was $740,616 and $484,187, respectively, an increase of 53.0%. The increase in total shipping revenue was driven by an overall increase in revenue, which directly correlates to the shipping and handling billed to customers.

Gross Margins

Gross profits for FYE 2023 and 2022 were $20,568,287 and $14,920,756, which represented gross profit margins of 66.3% and 63.8%, respectively. Gross profits generated from our sock revenue is higher than gross margins generated on apparel revenue. In addition, international sales, have a lower margin than our higher-margin wholesale and DTC channels.

Selling, General and Administrative Expenses

SG&A for FYE 2023 and 2022 were $19,722,374 and $16,488,361, respectively, an increase of 19.6%. The Company's advertising expenses are recorded in SG&A and increased by 21.2% to $1,506,732 for FYE 2023 from $1,243,197 in FYE 2022. This increase was primarily due to increases in advertising and staff costs.

Total Other Income (Expense)

For FYE 2023 and 2022 we had other income (expense) of $(563,992) and $243,824, respectively.

Comprehensive Loss

Accordingly, the comprehensive loss from for FYE 2023 and 2022 were $147,922 and $1,324,296.

Concentration of Customers and Vendors

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. At June 30, 2023, the Company had three customers that accounted for 33% of gross accounts receivables while at June 30, 2022, the Company had three customers accounting for 43% of gross accounts receivable.

Liquidity and Capital Resources

As of FYE 2023 and 2022, the Company's available cash was $310,559 and $1,314,260, respectively. The Company needs substantial capital to fund its operations and growth strategy. Much of the Company's operations and working capital needs have been funded with debt.

As of June 30, 2021, the Company raised net proceeds of $618,111 in an offering made in reliance on Regulation Crowdfunding. The proceeds from this offering were used for general working capital as well as investments in our e-commerce business.

In November 2020, the Company entered into an agreement for the sale of Series A Preferred Stock to Black Oak Capital LLC for total consideration of $1,500,000. As of July 27, 2021, the sale of the Series A Preferred Stock has been completed with Black Oak purchasing 931,677 shares of Series A Preferred Stock for total consideration of $1,500,000. Black Oak Capital converted $1,000,000 of Senior Subordinated Debt in exchange for 621,118 shares of Series A Preferred Stock. For more information, see "Recent Offerings of Securities," above.

In December 2021, the Company amended the Senior Subordinated Credit Agreement, where Black Oak Capital provided an additional $1,250,000 to fund the acquisition of Vooray.
The Company also obtained loans through the Small Business Administration's Paycheck Protection Program ("PPP loan") and Economic Injury Disaster Loan Program ("EIDL loan") in the amounts of $601,900 and $577,800 as PPP Loan and $150,000 for EIDL Loan. The PPP loans was used for the Company's payroll, lease payments and utilities. The first PPP Loan of $601,900 was forgiven as of May 24, 2021. Second PPP Loan of $577,800 was forgiven as of September 29, 2021 The EIDL loan was used for the purposes of funding working capital requirements and monthly repayment of $731 in principal and interest began July 2021. As of June 30, 2023 the balance of the EIDL Loan was $143,474. For details regarding the terms of the EIDL loan, see "Indebtedness," below.

In 2018, the Company raised $440,000 in a private placement under Regulation D, the proceeds of which were used for general business activities. For more information, see "Recent Offerings of Securities."
Other ongoing sources of liquidity for the Company include a revolving credit agreement with Celtic Bank under which we can borrow up to $4,000,000 with an interest rate of prime plus 5.5% and a maturity date of June 23, 2023. Additionally, Celtic has a first position UCC-1 filing on substantially all of the Company's assets. As of June 30, 2023, had a balance of $1,831,918.

Commitments and Contingencies

The Company has certain commission and royalty agreements through which it has obtained rights to manufacture and market products solely for sale to various purchasers and their franchisees, primarily consisting of studio fitness locations and other retailers. Commission and royalty expense of approximately $7,028,000 and $4,708,000 related to these agreements, was included in selling, general, and administrative expenses for the years ended June 30, 2023 and 2022, respectively. Product sales related to these agreements comprised approximately 59% of total net revenues for the years ended June 30, 2023 and 2022. The Company may enter into other royalty and license agreements in the future as it deems necessary for conducting business.

On August 9, 2021, a second amendment to the Company's lease agreement for office space was agreed upon. The lease is extended to January 31, 2026 and includes modification of the monthly rent payments by 2.8% in year 1, 2.6% in year 2, and 5% in each year 3, 4 and 5. The building owner agreed to provide $100,000 in building improvements in the first year. As of June 30, 2023, monthly rent is $21,409. For details regarding the Company's commitments and contingencies, please see Note 14 to our financial statements.

INDEBTEDNESS

Creditor: Celtic Bank

- Amount Owed: $1,831,918 at June 30, 2023
- Interest Rate: Prime plus 5.50%
- Maturity Date: 06/30/2024
- The Company has a revolving credit facility with Celtic Bank with a ceiling of $4,000,000 and an interest rate of prime plus 5.50%. Additionally, Celtic has a first position UCC-1 filing on substantially all of the Company's assets.

Creditor: Comerica Bank (SBA – EIDL)

- Amount Owed: $143,474
- Interest Rate: 3.75%
- Maturity Date: July 21, 2050
- The Company obtained this loan from Comerica Bank through the Small Business Administration's Economic Injury Disaster Loan program for the purposes of funding working capital requirements. Repayment of $731 in principal and interest commenced July 2021.

Creditor: Joe Patterson

- Amount Owed: $119,650 as of June 30, 2023
- Interest Rate: 5.0%
- Maturity Date: December 31, 2023
- Joe Patterson is the Chairman of the Board of Directors. Monthly payments have been suspended due to subordination to Celtic Bank. See also Notes 6 and 7 to the Financial Statements.

Creditor: Franklin Slade Holdings

- Amount Owed: $34,169 as of June 30, 2023
- Interest Rate: 5.0%
- Maturity Date: November 30, 2023
- Franklin Slade Holdings is owned by Barry Buchholtz, the Company's President, and Director, as a principal. Mr. Buchholtz's daughter's trust also is a part-owner of Franklin Slade Holdings. Monthly payments have been suspended due to subordination to Celtic Bank. See also Notes 6 and 7of the Company's Financial Statements.

Creditor: Finance Group Corporation
- Amount Owed: $681,906 as of June 30, 2023
- Interest Rate: 10.0%
- Maturity Date: 12/31/2023

Creditor: Lloyd & Leo, Inc. (FKA Vooray International, Inc.)

- Amount Owed: $2,873,351 as of June 30, 2023
- Interest Rate: 0%
- Maturity Date: 01/09/2032
- Note payable to the former owners of Vooray of $3,500,000 originally. The Company shall make quarterly payments of the greater of 20% of the net proceeds from the sale of Vooray branded products or $87,500, until the seller has received a total of $3,500,000. The note is subordinated to the line of credit.

REGULATORY INFORMATION

This Company is in compliance with its ongoing reporting obligations under Rule 202 of Regulation Crowdfunding.

Disqualification
No disqualifying events have been recorded with respect to the Company or its officers or directors.



FINANCIAL STATEMENTS

I, Chris Dunn, certify that the financial statements of Thirty Three Threads, Inc., included in this Form are true and complete in all material respects.

By: /s/ Chris Dunn

Chris Dunn, Chief Financial Officer

FINANCIAL STATEMENTS OF THIRTY THREE THREADS, INC AND SUBSIDIARY

TABLE OF CONTENTS

Consolidated Balance Sheet

Consolidated Statement of Operations and Comprehensive Loss

Consolidated Statement of Shareholders' Equity

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2023 (UNAUDITED) AND JUNE 30, 2022 (UNAUDITED)

	2023	2022
ASSETS		
Current assets		
Cash	$ 310,559	$ 1,314,260
Accounts receivable, net	2,277,128	1,785,658
Other receivables	815,827	59,127
Prepaid expenses	502,972	439,385
Inventories, net	5,569,302	5,007,005
Total current assets	9,475,788	8,605,435
Property and equipment, net	150,901	302,394
Other assets		
Goodwill	3,656,137	3,558,137
Intangible assets, net	1,971,614	1,977,965
Operating lease right-of-use asset, net	620,093	839,693
Finance leases, right-of-use assets, net	110,847	--
Deposits	31,265	26,535
Total other assets	6,389,956	6,402,330
Total assets	$ 16,016,645	$ 15,310,159

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2023 (UNAUDITED) AND JUNE 30, 2022 (UNAUDITED)

	2023	2022
LIABILITIES		
Current liabilities		
Line of credit	$ 1,831,918	$ 1,844,804
Accounts payable	5,994,305	5,098,349
Accrued expenses	263,916	57,923
Other Accrued Expenses	707,550	650,848
Allowance for estimated returns	131,478	78,524
Subordinated convertible notes payable, current portion	619,940	500,000
Subordinated note payable, current portion	350,000	350,000
Notes payable - related parties, current portion	115,431	115,813
Notes payable - federal government, current portion	3,451	3,324
Operating lease obligation, current portion	231,184	193,627
Finance leases obligation, current portion	50,445	32,913
Total current liabilities	10,299,618	8,926,125
Long-term liabilities		
Subordinated convertible notes payable, net of current portion	--	1,805,791
Subordinated note payable, net of current portion	2,523,350	2,896,801
Notes payable - related parties, net of current portion	38,388	30,519
Notes payable - federal government, net of current portion	140,024	143,474
Operating leases obligation, net of current portion	417,795	648,979
Finance leases obligation, net of current portion	61,966	62,659
Total liabilities	13,481,141	14,514,348
SHAREHOLDERS' EQUITY		
Series A convertible preferred stock, no par value, 2,629,022 and 1,863,354, respectively, shares authorized, 2,629,022 and 1,552,795, respectively, shares issued and outstanding.	4,157,726	2,425,000
Common stock, no par value, 50,000,000 shares authorized, 14,084,464 and 14,072,131, respectively, issued and outstanding.	2,056,365	1,993,946
Additional paid-in capital	237,159	146,272
Stock subscription receivable	(37,087)	(37,087)
Shareholder note receivable	(411,228)	(412,811)
Accumulated deficit	(3,449,335)	(3,317,653)
Accumulated other comprehensive loss	(18,096)	(1,856)
Total shareholders' equity	2,535,504	795,811
Total liabilities and shareholders' equity	$ 16,016,645	$ 15,310,159

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
JUNE 30, 2023 (UNAUDITED) AND JUNE 30, 2022 (UNAUDITED)

	2023	2022
REVENUES	$ 31,040,054	$ 23,369,002
COST OF REVENUES	10,471,767	8,448,246
Gross profit	20,568,287	14,920,756
OPERATING EXPENSES		
Selling, general, and administrative expenses	19,722,374	16,192,092
Depreciation and amortization	391,966	296,269
Total operating expenses	20,114,340	16,488,361
Income (loss) from operations	453,947	(1,567,605)
OTHER INCOME (EXPENSE)		
Forgiveness of debt	--	577,800
Interest and other income	28,079	63,673
Interest expense	(591,671)	(396,927)
Loss on disposal of assets	(400)	(722)
Total other (expense) income, net	(563,992)	243,824
Net income (loss) before income tax	(110,045)	(1,323,781)
Income taxes	21,637	--
Net income (loss)	(131,682)	(1,323,781)
OTHER COMPREHENSIVE INCOME (LOSS)		
Foreign currency translation adjustment	(16,240)	(515)
Total comprehensive income (loss)	$ (147,922)	$ (1,324,296)

THIRTY THREE THREADS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

JUNE 30, 2023 (UNAUDITED) AND JUNE 30, 2022 (UNAUDITED)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In	Stock Subscription	Shareholder Note	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Receivable	Receivable	Deficit	Loss	Total
Balance at June 30, 2021	683,230 $	1,045,000	13,815,984 $	1,482,444 $	73,576 $	(37,087) $	(413,883) $	(1,993,802) $	(1,341) $	154,907
Compensation expense in connection with options granted	--	--	--	--	48,413	--	--	--	--	48,413
Warrants issued in conjunction with note payable	--	--	--	--	93,907	--	--	--	--	93,907
Shareholders' distributions	--	--	--	--	--	--	--	(70)	--	(70)
Collection on shareholder note receivable net of accrued interest of $3,928.	--	--	--	--	--	--	1,072	--	--	1,072
Conversion of note payable for preferred shares	621,118	1,000,000	--	--	--	--	--	--	--	1,000,000
Net proceeds from issuance of preferred share	248,447	380,000	--	--	--	--	--	--	--	380,000
Net proceeds from issuance of common stock	--	--	6,147	11,502	(69,624)	--	--	--	--	(58,122)
Issuance of shares for acquisition of Vooray International Inc.	--	--	250,000	500,000	--	--	--	--	--	500,000
Net loss	--	--	--	--	--	--	--	(1,323,781)	--	(1,323,781)
Exchange differences on translating foreign operations	--	--	--	--	--	--	--	--	(515)	(515)
Balance at June 30, 2022	1,552,795 $	2,425,000	14,072,131 $	1,993,946 $	146,272 $	(37,087) $	(412,811) $	(3,317,653) $	(1,856) $	795,811

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In	Stock Subscription	Shareholder Note	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Receivable	Receivable	Deficit	Loss	Total
Balance at June 30, 2022	1,552,795 $	2,425,000	14,072,131 $	1,993,946 $	146,272 $	(37,087) $	(412,811) $	(3,317,653) $	(1,856) $	795,811
Collection on shareholder note receivable net of accrued interest of $3,917.	--	--	--	--	--	--	1,583	--	--	1,583
Conversion of note payable for preferred shares	1,076,227	1,732,726	--	--	--	--	--	--	--	1,732,726
Net proceeds from issuance of common stock	--	--	12,333	62,419	(107,246)	--	--	--	--	(44,827)
Stock based compensation	--	--	--	--	198,133	--	--	--	--	198,133
Net loss	--	--	--	--	--	--	--	(131,682)	--	(131,682)
Exchange differences on translating foreign operations	--	--	--	--	--	--	--	--	(16,240)	(16,240)
Balance at June 30, 2023	2,629,022 $	4,157,726	14,084,464 $	2,056,365 $	237,159 $	(37,087) $	(411,228) $	(3,449,335) $	(18,096) $	2,535,504

THIRTY THREE THREADS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOW

JUNE 30, 2023 (UNAUDITED) AND JUNE 30, 2022 (UNAUDITED)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (131,682)	$ (1,323,781)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	359,271	296,269
Loss on disposal of assets	--	722
Forgiveness of debt	--	(577,800)
Allowance for bad debt	36,391	(25,556)
Provision for inventory reserve	441,647	(37,516)
Stock compensation expense	198,133	48,413
Operating lease expense	257,511	--
Amortization of right-of-use assets	32,696	212,703
Amortization of loan discounts	--	47,140
Interest income on shareholder note receivable	(3,917)	(3,928)
Gain on modification of operating lease	--	(48,424)
Allowance for return reserve	52,954	--
Decrease (increase) in...		
Accounts receivable	(527,861)	(987,916)
Inventory	(1,101,944)	(712,069)
Other receivables and prepaid expenses	(820,287)	8,996
Deposits	(4,730)	(623)
Increase (decrease) in...		
Accounts payable	895,956	1,731,664
Accrued expenses	205,993	57,923
Other current liabilities	56,702	105,661
Operating lease obligation	(231,538)	(209,791)
Net cash used in operating activities	(284,705)	(1,417,913)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(61,142)	(124,298)
Purchase of intangible assets	(250,479)	(350,553)
Cash paid for acquisition of Vooray trademarks	--	(1,000,000)
Proceeds from disposal of property and equipment	--	3,613
Net cash used in investing activities	$ (311,621)	$ (1,471,238)

THIRTY THREE THREADS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOW
JUNE 30, 2023 (UNAUDITED) AND JUNE 30, 2022 (UNAUDITED)

		2023		2022
CASH FLOWS FROM FINANCING ACTIVITIES				
(Payments) proceeds on line of credit, net	$	(12,886)	$	844,804
Proceeds from note payable		50,000		2,291,093
Payments on note payable		(372,412)		(792,696)
Principal payments on finance lease obligations		(16,510)		(31,191)
Proceeds from issuance of preferred stock, net		--		380,000
Proceeds from issuance of common stock, net		(44,827)		(58,122)
Proceeds from issuance of warrants		--		93,907
Distributions to shareholder		--		(70)
Payment received on loan to shareholder		5,500		5,000
Net cash provided (used) by financing activities		(391,135)		2,732,725
Net effect of exchange rate changes		(16,240)		(515)
Net decrease in cash and cash equivalents		(1,003,701)		(156,941)
Cash and cash equivalents, beginning of year		1,314,260		1,471,201
Cash and cash equivalents, end of year	$	310,559	$	1,314,260
SUPPLEMENTAL CASH FLOW INFORMATION				
Non-cash transactions:				
Right of use assets obtained in exchange for finance lease obligation	$	33,349	$	73,721
Purchase price of Vooray International Inc. in exchange for note payable and shares	$	--	$	4,000,000
Note converted to preferred stock	$	1,732,726	$	1,000,000
Right of use assets obtained in exchange for operating lease obligation	$	--	$	772,396
Adjustment on Vooray goodwill purchase	$	98,000	$	--
Cash paid during the year for:				
Interest	$	560,369	$	255,880
Income taxes	$	--	$	--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

NOTE 1. ORGANIZATION, OPERATION AND BASIS OF PRESENTATION

Thirty Three Threads, Inc. (Thirty Three Threads), formerly known as ToeSox, Inc., was originally incorporated, in the state of California, in 2004 but then changed its name in 2015. Thirty Three Threads is engaged in the design, development, manufacturing and distribution of functional footwear, apparel and accessories. Thirty Three Threads purchased the assets of Tavi Noir in September 2015, purchased the assets of Vooray International, Inc. (Vooray) in January 2022, and owns the brands and related intellectual property for ToeSox, Tavi (FKA Tavi Noir), Vooray and Base 33. Products are manufactured in China and imported to a warehouse in Mexico or shipped directly to international distributors. The ToeSox, Tavi and Base 33 product lines include numerous styles of specialty socks, gloves, apparel and accessories that are marketed primarily to yoga, Pilates, barre, dance and other athletic enthusiasts. The Vooray product lines include various athletic bag products. Sales are generated primarily in the United States with international sales in Canada as well as Asia Pacific (APAC), Europe, Middle East, and Africa (EMEA).

In February 2021, the Company opened a subsidiary, Thirty Three Threads AG (AG), in Switzerland. The AG office oversees all accounts in the EMEA market and all AG financial results are consolidated with Thirty Three Threads.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The financial statements are presented in United States dollars.

Principles of Consolidation: The consolidated financial statements include the accounts of Thirty Three Threads, Inc. and its wholly-owned subsidiary Thirty Three Threads AG, a Swiss company. All material intercompany balances have been eliminated in consolidation.

Fiscal Year: The Company operates and reports using a fiscal year ended June 30 of each year. The Company's current fiscal year ran from July 1, 2022 through June 30, 2023 (fiscal year).

Going Concern: Management has prepared the financial report on a going concern basis, which assumes continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

As reflected in the consolidated financial statements, the Company had a net loss from continuing operations and net cash used in operating activities of continuing operations for the year ended June 30, 2023. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is continuing to expand operations while generating revenue and reinforcing its positive relationships with key vendors and customers. The Company's current cash position may not be sufficient to support the Company's daily operations, however, management anticipates receiving additional funding from private investors via equity sales and loans.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions, they may ultimately differ from actual events. Significant estimates made include the allowance for doubtful accounts, which is estimated based on current and historical customer practices; stock option expense, which is calculated based on the fair value of each option award estimated on the grant date using the Black-Scholes valuation model; inventory obsolescence, which is estimated based on projected and historical inventory movement; and lease liability and right-of-use asset, which is calculated based on certain assumptions such as borrowing rate, likelihood of lease extensions to occur, and asset valuation. Actual results could materially differ from those estimates.

Financial Instruments: The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses and other liabilities, line of credit and notes and leases payable. The carrying values are considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portion of the notes and leases payable represents fair value as the terms approximate those currently available for similar debt instruments.

Cash and Cash Equivalents: For purposes of financial statement presentation, the Company classifies all highly liquid financial instruments with an original maturity of three months or less as cash equivalents.

Accounts Receivable: The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial position. Receivables are considered past due based upon the credit terms extended to customers. Receivables are written off to expense in the period deemed uncollectible after collection efforts have proven unsuccessful. The Company recorded allowances for doubtful accounts of $52,398 and $16,007 at June 30, 2023 and 2022, respectively.

Inventories: Inventories are comprised of purchased finished goods and are stated at the lower of weighted average cost or net realizable value. Management periodically reviews inventory for excess quantities and obsolescence and evaluates quantities on hand for physical condition and functionality as these characteristics may be impacted by customer demand for current products and new product introductions. The Company has recorded reserves for obsolete and excess inventories of $1,039,671 and $500,025 at June 30, 2023 and 2022, respectively.

Property and Equipment: Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 15 years. Maintenance, repairs, and expenditures for renewals and betterments not determined to extend the useful lives or to increase materially the productivity of the properties to which they are applied are charged to income as incurred. Other renewals and betterments are capitalized.

Intangible Assets: The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives, generally 3 to 15 years. Intangible assets deemed to have an indefinite life are not amortized, instead they are reviewed at least annually for impairment. The Company capitalizes all legal costs to register, purchase, and renew its intangible assets. Amortization of intangible assets with finite lives is provided for on a straight-line basis over their estimated useful lives. Amortization expenses related to intangible assets with finite lives amounted to $256,830 and $160,101 for the years ended June 30, 2023 and 2022, respectively.

Goodwill: In January 2022, the Company acquired the rights to the Vooray brand. The purchase was accounted for as an acquisition in accordance with Accounting Standards Codification (ASC) 805, Business Combinations. Goodwill represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired by the Company. The goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment at the entity level if a triggering event occurs. Based on impairment tests as of June 30, 2023 and 2022, the Company determined that there was no impairment of its intangible assets with indefinite lives.

Impairment of Assets: In the event that facts and circumstances indicate that the carrying amount of tangible or intangible long-lived assets or groups of assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the assets would be compared to the assets' carrying amount to determine if an impairment loss should be recorded. If the assets' carrying amount exceeds the estimated future undiscounted cash flows associated with the assets, an impairment loss equal to the amount by which the assets' carrying amount exceeds their fair value is recognized. Based on impairment tests as of June 30, 2023 and 2022, the Company determined that there was no impairment of its intangible assets with indefinite lives.

Accrued Expenses and Other Liabilities: In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as payroll and royalty expenses. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Lease Accounting: Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of fixed lease payments over the lease term. Leases are classified as financing or operating which drive the expense recognition pattern. The Company has elected to exclude short-term leases.

For leases with terms greater than 12 months, a related asset and obligation at the present value of lease payments over the term is recorded. If the rate implicit in the lease is not available, the incremental borrowing rate is used, which is based on the estimated interest rate for collateralized borrowing over a similar term of the lease at commencement date.
 For purposes of determining straight-line rent expense, the lease term is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any renewal option periods that the Company is reasonably certain of exercising. Contractually specified minimum rent and annual rent increases are included in the measurement of the right of- use asset and related lease liability. The Company may be required to pay directly, or reimburse the lessor, for some maintenance and operating costs. Such amounts are generally variable and therefore not included in the measurement of the right-of-use asset and related lease liability but are instead recognized as variable lease expense in the consolidated statements of operations when they are incurred.

Revenue Recognition: The Company has various contracts with customers. The Company's contracts specify that revenues from product sales are recognized at the time the product is shipped, primarily FOB shipping point, which is when the transfer of control of goods has occurred, and at which point title passes. There are contracts with other shipping terms, such as FOB destination, and revenue is recognized according to those specific terms. Revenue is recorded net of estimated returns and sales discounts given to customers. The Company does not allow for unapproved returns, except in the event of defective merchandise, and has established an allowance for returns based on historical experience which have averaged less than four percent. The Company recorded allowances for estimated returns from customers of $131,478 and $78,524 at June 30, 2023 and 2022, respectively. In addition, the Company has contracts with customers wherein the customers receive sales discounts. The Company evaluated the status of these contracts, as of June 30, 2023, and does not believe that any additional discounts will be given through the end of the contract periods. The Company sells its products to domestic and international distributors, directly to customers through its online store, and through commission agreements with various studio fitness chains and retailers. See Note 13. For geographic detail of revenue.

Shipping and Handling Costs: Shipping and handling fees billed to customers are recorded in net revenue. Total shipping revenues for the years ended June 30, 2023 and 2022 amounted to $740,456 and $484,187, respectively. The costs associated with shipping goods to customers are included in cost of revenue.

Advertising Costs: The Company's policy is to expense advertising costs as incurred. The Company does not incur significant advertising costs substantially in advance of the time advertising takes place. Total advertising costs for the years ended June 30, 2023 and 2022 were $1,506,732 and $1,243,197, respectively.

Sales Tax: Taxes collected from the Company's customers are included in accrued expenses and other liabilities until the taxes are remitted to the appropriate taxing authorities. Taxes collected are excluded from revenues.

Income Taxes: The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company is liable for federal, cantonal and municipal income taxes for the AG company. As of June 30, 2023 and 2022, the Company has accrued $6,200 and $36,000 of expense related to this liability.

On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment.

Stock Based Compensation: The Company follows the guidance of the accounting provisions of ASC 718, Share-based Compensation, which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options). The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Management's estimate of expected volatility was based on a sampling of companies with attributes similar to those of the Company.

The risk-free rate was based on the U.S. Treasury rate on instruments with terms similar to the expected lives of the options. Expected lives were determined using the simplified method. The Company has elected to account for forfeitures as they occur.

The fair value of options and warrants granted during the years ended June 30, 2023 and 2022, were estimated on the date of grant using the following weighted average assumptions:

	2023	2022
Dividend yield	--%	--%
Expected volatility	12.81%	16.41% - 33.32%
Risk-free interest rate	3.62%%	1.45% - 3.38%
Expected lives (in years)	10	10

Foreign Currency Translation: Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions denominated in foreign currencies are recognized in the income statement. The exchange differences arising from the translation of the assets and liabilities of the subsidiary are reported in other comprehensive income.

Recently Adopted Accounting Standards: On July 1, 2022, the Company adopted the following accounting standards updates (ASU) issued by the Financial Accounting Standards Board (FASB).

Income Taxes

ASU 2019-12, Income Taxes (Topic 740). The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions for investments, intra-period tax allocations, and interim calculations and include additional guidance in order to reduce complexity in accounting for income taxes. Adoption of the standard does not have a significant impact on the Company's accounting for income taxes.

Recently Issued Accounting Standards: Management is in the process of evaluating the application of the following recently issued accounting standards to determine the future impact on the Company's financial statements.

Expected Credit Loss - In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides guidance for recognizing credit losses on financial instruments based on an estimate of current expected credit losses model. Currently, the new credit losses standard will be effective starting with the Company's financial statements for the year ended June 30, 2024.

Subsequent Events Evaluation: Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. Management has evaluated its June 30, 2023 and 2022 consolidated financial statements for subsequent events through October 24, 2023, the date of issuance of the consolidated financial statement.

NOTE 3. INVENTORIES, NET

Inventories consist of the following as of June 30:

	2023	2022
Inventories at cost	$ 5,838,703	$ 5,290,192
Purchases in transit	770,270	216,838
Less: Inventory reserve	(1,039,671)	(500,025)
Inventories, net	$ 5,569,302	$ 5,007,005

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2023	2022
Leasehold improvements	$ 38,250	$ 25,333
Furniture and fixtures	518,615	537,141
Computer equipment	82,341	163,396
Machinery and equipment	143,295	161,374
Subtotal	782,501	887,244
Less: Accumulated depreciation	(631,600)	(584,850)
Property and equipment, net	$ 150,901	$ 302,394

Depreciation expense on property and equipment for the years ended June 30, 2023 and 2022 were $46,750 and $136,168, respectively.

NOTE 5. INTANGIBLE ASSETS, NET

The Company's intangible assets consist of the following as of June 30:

	2023	2022
Computer software	$ 1,133,217	$ 956,435
Customer lists	300,000	300,000
Patents	374,347	364,213
Subtotal	1,807,564	1,620,648
Less: Accumulated amortization	(1,058,501)	(801,670)
Amortizable Intangible assets, net	749,063	818,978
Trademarks	1,222,551	1,158,987
Goodwill	3,656,137	3,558,137
Total Intangibles, net	$ 5,627,751	$ 5,536,102

Future estimated amortization expense related to amortizable intangible assets is as follows:

Year Ending June 30,		
2024	$	253,167
2025		113,004
2026		57,481
2027		55,248
2028		53,533
Thereafter		216,630
	$	749,063

Amortization expenses were $256,830 and $160,101 for the years ended June 30, 2023 and 2022, respectively.

NOTE 6. LINE OF CREDIT

The Company maintains a line of credit with a financial institution allowing borrowings up to $4,000,000, which is due on demand and collateralized by the property and assets of the Company. Borrowings under the line bear a variable interest rate valued monthly (which was 13.75% at June 30, 2023. The outstanding balances on the line of credit were $1,831,918 and $1,844,804 at June 30, 2023 and 2022, respectively. The Company is required to maintain certain financial and non-financial covenants in accordance with the line of credit agreement and the line of credit is guaranteed by officers and shareholders of the Company. At June 30, 2023 and 2022, the Company was in compliance with the covenants.

NOTE 7. NOTES PAYABLE

The following table summarizes the components of notes payable balance at June 30:

	2023	2022
Note payable to the former owners of Vooray of $3,500,000. The Company shall make quarterly payments of the greater of 20% of the net proceeds from the sale of Vooray branded products or $87,500, until the seller has received a total of $3,500,000. The note is subordinated to the line of credit.	$ 2,873,351	$ 3,246,801

	2023	2022
Subtotal from previous page	$ 2,873,351	$ 3,246,801
Convertible note payable to a private equity firm, advances of up to $1,750,000 with interest at 15% per annum. The note is subordinated to the line of credit and secured by all assets and property of the Company. The note was converted to preferred stock.	--	1,750,000
Convertible note payable to a private equity firm, advances of up to $1,135,000 with interest at 10% per annum. The balance remaining on the loan is due in full by December 2023.	681,906	626,313
Economic Injury Disaster Loan with U.S. Small Business Administration. The note is secured by substantially all assets of the Company and accrues interest at a rate of 3.75% per annum. The Company has used the proceeds for qualifying expenses. The $150,000 note is due in full July 2050 and includes monthly principal and interest payments of $731.	143,474	146,798
Note payable to a shareholder, initial loan $201,040 with interest accruing at a rate of 5% per annum. Monthly payments starting at $4,000 for first three months and $8,000 thereafter. The note is subordinated to the line of credit and monthly payments have ceased.	119,650	113,826
Note payable to a shareholder, initial loan $50,260 with interest accruing at a rate of 5% per annum. Monthly payments starting at $1,000 for first three months and $2,000 thereafter. The note is subordinated to the line of credit and monthly payments have ceased.	34,169	32,506
Subtotal	3,852,550	5,916,244

Total from previous page	$	3,852,550	$	5,916,244
Less: unamortized discount		(61,967)		(70,522)
Less: current portion		(1,088,821)		(969,137)
Long-term portion	$	2,701,762	$	4,876,585

Future minimum payments under the above notes payable are as follows:

Year ending June 30,		
2024	$	1,088,821
2025		391,970
2026		353,719
2027		353,861
2028		354,008
Thereafter		1,310,171
	$	3,852,550

NOTE 8. LEASES

In October 2019, the Company entered into an agreement to lease a building in Vista, California for the period from November 1, 2019 through October 31, 2022. On June 16, 2021, the Company signed an amendment to the lease agreement wherein it was granted two additional months of rent concessions and the lease was extended through January 1, 2026.

The table below presents certain information related to the lease-related assets and liabilities recorded on the balance sheet as of June 30:

	2023	2022
Weighted average remaining lease term (in years)		
Operating lease	2.33	3.58
Finance leases	3.57	3.36
Weighted average discount rate		
Operating lease	5 %	5 %
Finance leases	11 %	10 %
Operating cash flow from operating leases $	231,538 $	254,599
Financing cash flow from finance leases	71,414	41,070

The maturities of lease liabilities as of June 30, 2023 were as follow:

Year Ending June 30,	Operating lease obligations	Finance lease obligations
2024	$ 231,184	$ 50,445
2025	256,228	34,403
2026	161,567	21,536
2027	--	6,027
Total lease payments	648,979	112,411
Less: Interest	(45,145)	(14,285)
Present value of lease liabilities	$ 603,834	$ 98,126

NOTE 9. SHAREHOLDERS' EQUITY

Preferred Stock: The Company is authorized to issue 2,629,022 shares of Series A convertible preferred stock with no par value. Preferred stock issuance costs for the years ending June 30, 2023 and 2022 were $0 and $20,000, respectively. In addition, the private equity firm converted $1,732,726 of debt into 1,076,227 shares of Series A convertible preferred stock. These shares have a liquidation preference of 1.67 times the Series A convertible preferred stock issuance price. The holder of Series A convertible preferred stock has the option to convert the shares into shares of common stock at $1.61 per share.

Common Stock: The Company is authorized to issue 50,000,000 shares of common stock with no par value. At June 30, 2023 and 2022, the Company issued 12,333 and 6,147 shares, with an average share price of approximately $5.06 and $1.87, to a series of individuals as a result of a Regulation CF capital raise. Stock issuance costs for the year ending June 30, 2023 and 2022 were $107,246 and $81,126, respectively.

Distributions: Holders of shares are entitled to receive distributions on a pro rata basis, and are payable when and if declared by the Company's Board of Directors. Such distributions are not cumulative. Series A convertible preferred stock holders receive distributions prior to common stock holders. Distributions of $0 and $70 were paid during the year ended June 30, 2023 and 2022, respectively.

Voting Rights: Holders of common stock and Series A convertible preferred stock each have the right to one vote per share.

Warrants: During the year ended June 30, 2020, the Company issued warrants to purchase 165,060 shares of common stock in conjunction with a note payable to a private equity firm. The warrants were exercised November 2020. The Company valued the warrants at approximately $50,000, which is reported as a debt discount to the note payable and amortized to interest expense over the life of the loan. The unamortized amounts of the warrants at June 30, 2023 and 2022 are $0 and $7,918, respectively.

During the year ended June 30, 2022, the Company issued additional warrants to purchase 187,814 shares of common stock in conjunction with a note payable to a private equity firm. The Company initially valued the warrants at approximately $93,907. They are reported as a debt discount to the note payable, and are amortized to interest expense over the life of the loan. The unamortized amounts of the warrants at June 30, 2023 and 2022 are $31,302 and $62,605, respectively. The amounts amortized to interest expense during the years ended June 30, 2023 and 2022 were $31,302 and $31,302, respectively.

Stock Options: During the year ended June 30, 2018, the Company adopted stock incentive plans covering an aggregate of 5,727,565 shares, of the Company's unissued common stock to be granted to employees, directors, and select contractors of the Company. During the year ended June 30, 2023, the

Company granted 904,070 stock options, to officers, directors and Employees at exercise price of $2.75 per share.

Activity as to aggregate stock options outstanding is as follows:

	Number of stock options	Exercise price range per share	Weighted average exercise price
Options outstanding at June 30, 2021	4,359,935	$0.52 - $2.00	$1.08
Options granted	716,162	$2.00	$2.00
Options exercised	--	$--	$--
Options canceled or expired	(1,525,353)	$1.30 - $2.00	1.31
Options outstanding at June 30, 2022	3,550,744	$0.52 - $2.00	$1.17
Options granted	904,070	$2.75	$2.52
Options exercised	--	$--	$--
Options canceled or expired	(494,278)	$1.30 - $2.00	$1.42
Options outstanding at June 30, 2023	3,960,536	$0.52 - $2.75	$1.43

The weighted average fair values of options granted during the years ended June 30, 2023 and 2022 were $2. The aggregate intrinsic values of options outstanding at June 30, 2023 and 2022 were $0.

The following summarizes information about the Company's stock options outstanding at June 30, 2023:

Range of exercise prices	Number outstanding June 30, 2023	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable at weighted average exercise price
$0.52 - $0.72	1,466,500	--	$0.62	1,466,500
$1.30 - $1.43	949,002	1.8	$1.33	617,242
$2.00 - $2.75	1,545,034	4.0	$2.31	318,882

The number of non-vested stock options as of June 30, is as follows:

	Number of shares	Weighted average grant date fair value
Non-vested shares at June 30, 2021	2,295,267	$1.28
Granted	716,162	$2.00
Forfeited	(1,525,353)	$1.31
Vested	(254,711)	$1.18
Non-vested shares at June 30, 2022	1,231,365	$1.66
Granted	904,070	$2.52
Forfeited	(494,278)	$1.42
Vested	(83,244)	$1.51
Non-vested shares at June 30, 2023	1,557,913	$1.83

At June 30, 2023 and 2022, the total compensation cost related to non-vested stock option awards not yet recognized totaled approximately $659,000 and $32,000, respectively. The weighted average period over which this amount was expected to be recognized at June 30, 2023 is 3.7 years. The weighted average remaining contractual term of options that are exercisable at June 30, 2023 is 3.2 years.

NOTE 10. REVENUE RECOGNITION

Revenue from contracts with customers based on timing of revenue recognition consists of the following, as of June 30:

	2023	2022
Performance obligations transferred at a point in time	$ 37,055,889	$ 28,399,420
Performance obligations transferred over time	--	--
Less: discounts	(6,015,835)	(5,030,418)
	$ 31,040,054	$ 23,369,002

NOTE 11. INCOME TAXES

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the asset will not be realized. The valuation allowance increased by $36,050 and $327,737 during the years ended June 30, 2023 and 2022, respectively.

At June 30, 2023, the Company had U.S federal and California state tax net operating loss (NOL) carryforwards of approximately $3,717,000 and $1,016,000, respectively, which begin to expire in 2040.

Significant components of the Company's deferred tax assets are shown below.

Year ended June 30,	2023	2022
Deferred tax assets:		
Net operating loss carry-forwards	$ 870,400	$ 1,183,000
Lease liability	193,700	251,450
Accrued vacation	174,000	50,200
Other timing differences	81,500	21,600
Total deferred tax assets	1,319,600	1,506,250
Deferred tax liabilities		
Depreciation and amortization on PPE and Intangibles	(70,800)	(97,000)
Right-of-use asset	(185,000)	(250,500)
Prepaid expenses	--	(131,000)
Total deferred tax liabilities	(255,800)	(478,500)
Less valuation allowance	(1,063,800)	(1,027,750)
Net deferred tax asset	$ --	$ --

A reconciliation of the expected tax computed at the U.S statutory federal income tax rate to the total provision for income taxes is as follows:

Year ended June 30,	2023	2022
Expected federal income tax at 21%	$ (45,343)	$ (277,712)
Expected state income tax, net of federal tax benefit	(19,087)	(117,072)
Non-deductible expenses	48,751	16,047
PPP loan - tax exempt income	--	(172,000)
Valuation allowance increase	36,050	327,737
Wage expense disallowance for ERTC tax credit	--	223,000
Other	1,266	--
Provision for income taxes	$ 21,637	$ --

NOTE 12. RELATED PARTY TRANSACTIONS

Shareholder Note Receivable: As a result of a common stock purchase, the Company has a long-term note receivable due from a shareholder with a maturity date of January 1, 2085 or earlier. The note is secured by the shareholder's grant of security interest in shares of the Company. The note accrues annual interest at approximately 0.95% and payments of $500 are received monthly. Interest income is capitalized into the note balance. Interest income of $3,917 and $3,928 was recognized during the years ended June 30, 2023 and 2022, respectively. Principal payments of $5,500 and $5,000 were received during the years ended June 30, 2023 and 2022, respectively. The outstanding balances of the shareholder note receivable were $411,228 and $412,811 at June 30, 2023 and 2022, respectively, and has been recorded as contra equity within the consolidated statements of shareholders' equity due to the relative uncertainty surrounding repayment.

Note Payable to Majority Shareholder: The Company has a payable due to a shareholder with balances due of $119,650 and $113,826 at June 30, 2023 and 2022, respectively. The original amount of the note was $201,040 with interest accruing at a rate of 5% per annum.

Note Payable to Shareholder: The Company has a payable due to a shareholder with balances due of $34,169 and $32,506 at June 30, 2023 and 2022, respectively. The original amount of the note was $50,260 with interest accruing at a rate of 5% per annum.

NOTE 13. CONCENTRATIONS

Credit Risk: The Company provides unsecured credit in the normal course of business to customers throughout the United States and in foreign markets.

Major Customers: For the year ended June 30, 2023 and 2022, the Company had six distribution agreements that represent approximately 60% of revenue. If the financial condition or operations of these customers deteriorates, the risks associated with selling on credit could increase substantially.

Major Suppliers: For the year ended June 30, 2023 and 2022, the Company had 5 and 3 vendors that accounted for 90% and 62% of inventory purchases, respectively. At June 30, 2023 and 2022, these vendors accounted for 64% and 37% of accounts payable, respectively.

Cash Concentration: The Company's cash and cash equivalents consist of cash held at financial institutions. U.S. cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times balances may exceed federally insured limits. At June 30, 2023 and 2022, the Company had approximately $0 and $1,028,000 of uninsured cash. The Company has not experienced any losses in such accounts and Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Geographic Concentration: Operations outside the United States include the subsidiary in Switzerland. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Results of operations for the Company's Swiss subsidiary are translated from the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Resulting gains or losses from translating foreign currency financial statements are recorded as other comprehensive income (loss). Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than Euros are included in earnings.

As of June 30, 2023 and 2022, all of the Company's inventory is located in a third-party warehouse in Tijuana, Mexico. Geographic information regarding net revenues is approximately as follows:

Year ending June 30,	2023	2022
Approximate net revenues:		
US & Canada	$ 26,847,584	$ 20,253,845
Asia-Pacific	2,685,216	2,187,862
Europe, Middle East, and Africa	1,392,250	791,222
Latin America	115,005	136,073
	$ 31,040,055	$ 23,369,002

NOTE 14. CONTINGENCIES

Commission and royalty agreements: The Company has certain commission and royalty agreements through which it has obtained rights to manufacture and market products solely for sale to various purchasers and their franchisees, primarily consisting of studio fitness locations and other retailers. Commission and royalty expense of approximately $7,028,000 and $4,708,000 related to these agreements, was included in selling, general, and administrative expenses for the years ended June 30, 2023 and 2022, respectively. Product sales related to these agreements comprised approximately 59% of total net revenues for the years ended June 30, 2023 and 2022. The Company may enter into other royalty and license agreements in the future as it deems necessary for conducting business.

Regulations and industry: The apparel industry is subject to laws and regulations of federal, state, and local governments. As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All companies in California are subject to potential claims based on the content of their products sold. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

NOTE 15. RETIREMENT PLAN

The Company has established an employee benefit plan as provided under §401(k) of the Internal Revenue Code (the "Plan"). The Plan is open to all eligible employees as defined in the Plan documents. The Company may make matching and discretionary contributions to the Plan in such amounts as provided by the plan provisions and determined by the shareholders. The Company made contributions of approximately $92,000 and $58,000 for the years ended June 30, 2023 and 2022, respectively.

NOTE 16. SUBSEQUENT EVENTS

On June 27, 2023, the Company placed a Private Placement Memorandum in order to raise funds up to $10,000,000 through the sale of up to 3,636,363 shares of Company Common Stock at a price of $2.75 per share.